








Buckle

2009 Annual Report

FINANCIAL HIGHLIGHTS

(Dollar Amounts In Thousands Except Per Share Amounts And Selected Operating Data)

	JANUARY 30, 2010	JANUARY 31, 2009	FEBRUARY 2, 2008
INCOME STATEMENT DATA			
Net sales	$ 898,287	$ 792,046	$ 619,888
Income before income taxes	$ 204,127	$ 164,868	$ 118,810
Provision for income taxes	$ 76,824	$ 60,459	$ 43,563
Net income	$ 127,303	$ 104,409	$ 75,247
Diluted earnings per share	$ 2.73	$ 2.24	$ 1.63
Net income as a percentage of net sales	14.2%	13.2%	12.1%
BALANCE SHEET DATA			
Working capital	$ 172,779	$ 197,539	$ 184,395
Long-term investments	$ 72,770	$ 56,213	$ 81,201
Total assets	$ 488,903	$ 465,340	$ 450,657
Long-term debt	$ –	$ –	$ –
Stockholders' equity	$ 354,259	$ 337,222	$ 338,320
SELECTED OPERATING DATA			
Number of stores open at year end	401	387	368
Average sales per square foot	$ 428	$ 401	$ 335
Average sales per store (000's)	$ 2,129	$ 1,995	$ 1,668
Comparable store sales change	7.8%	20.6%	13.2%

2009 BUCKLE HIGHLIGHTS

Opened 20 new stores and completed 22 substantial remodels; closed 1 store in April 2009, 1 store in October 2009, and 4 stores in January 2010 to end the fiscal year with 401 stores in 41 states.

Achieved average sales per store of $2.1 million, up from $2.0 million in fiscal 2008.

Average sales per square foot were $428, up from $401 in fiscal 2008.

Total denim sales increased for the tenth consecutive year, with the category representing approximately 43% of fiscal 2009 net sales.

Gross margin improved as a percentage of net sales for the seventh consecutive year, rising to 44.6% from 43.4% in fiscal 2008.

Average transaction value increased 6.4% to $93.85 and average price point increased 3.9% to $45.05.

NET SALES

(Amounts In Thousands)


2005
$ 501,101
2006 (a)
$ 530,074
2007
$ 619,888
2008
$ 792,046
2009
$ 898,287

DILUTED EARNINGS PER SHARE


2005
$ 1.13
2006 (a)
$ 1.24
2007
$ 1.63
2008
$ 2.24
2009
$ 2.73

(a) Consists of 53 weeks.

Dear Shareholders:

Fiscal 2009 marked another outstanding year for Buckle on a number of fronts. We achieved record sales of $898.3 million, a 13.4% increase over fiscal 2008. In addition, we reported record earnings of $127.3 million, or $2.73 per diluted share, a 21.9% increase over last year.

Reflecting our continued commitment to creating shareholder value, we returned more than $120.3 million to shareholders throughout the year. On top of our quarterly dividends of $0.20 per share, we paid a special cash dividend of $1.80 per share during the third quarter—marking our third special dividend in the last four fiscal years. This brings our total cash returned to shareholders over the past five years to $502.6 million, including $360.7 million in dividends and $141.9 million in share repurchases. As we look ahead, our balance sheet remains strong with $230.8 million in cash and investments, stockholders' equity of $354.3 million, and no long-term debt.

Our financial results are a function of our focused approach to creating the most enjoyable shopping experience possible for our guests. No matter what is happening in the marketplace, our commitment to delivering a wide selection of quality merchandise and outstanding service to our guests remains constant.

Store Performance – Through the end of 2009, Buckle achieved 13 consecutive quarters of positive comparable store sales. Driven by a 7.8% increase in comparable store sales, our average sales per store increased to $2.1 million from $2.0 million in 2008, and our average sales per square foot increased to $428 from $401. We also improved our gross margin to 44.6% from 43.4% and our operating margin to 22.2% from 20.5%.

Denim – Composing 43% of our total sales, denim continues to serve as the cornerstone of our business. Fiscal 2009 was no exception as we increased denim sales for the tenth year in a row—growing the category by 17.5% and selling a record-level 4.3 million pairs of jeans. Throughout the year, our skilled merchandising team expanded our selection of denim fits, brands, and styles—strengthening our reputation as a denim destination.

Merchandise – Our merchandising team, led by Pat Whisler and Bob Carlberg, did an exceptional job of providing newness by collaborating with an outstanding group of vendors to successfully anticipate trends, develop new styles, and update guests' favorites. Their talent and efforts enabled us to manage our inventory as we achieved record sales for the eighth consecutive year. For the fiscal year, the men's business grew 1.5% on top of growth of 25.5% and 20.5% in each of the past two years and the women's business grew 22.5% on top of growth of 29.5% and 14.0% in the past two years.

Shopping Experience – Led by Kari Smith and Michelle Hoffman, our sales team is driven by high expectations and is dedicated to meeting them. Our 20 district managers, each averaging 21 years with the company, have done a tremendous job of motivating their teams and finding new and innovative ways to educate our teammates—effectively raising the bar for service.

Real Estate – Expansion through carefully selected new store locations in regional malls and lifestyle shopping centers is also an important component of our overall growth. Led by Brett Milkie, our real estate team takes a practical approach to site selection driven by the economics of each individual location and the availability of an internal leader to successfully manage in a particular market. In 2009, we opened 20 new stores, including our first in New York and New Jersey, remodeled 22 stores, and closed 6, ending the year with 401 stores in 41 states. This year, we plan to open 20 new stores and remodel another 25 locations.

Building for the Future – Teammates in the home office and distribution center are essential to our success. Thanks to the efforts of our online team, we increased Buckle.com sales by 45% to $52.3 million. To support this growth, we invested $5.5 million during the year to expand our online fulfillment center. We also broke ground on a new distribution center that is estimated to cost $25-$27 million. Projected to be complete in July 2010, the new facility will be equipped to support more than 600 stores. Plans for 2010 also include the replacement of our point-of-sale software and hardware, allowing us to improve our customer loyalty program and better serve our guests.

As a specialty retailer, we are proud of what we've accomplished, but we're even more excited about where we are headed. Our progress is the collective result of 7,000+ teammates' efforts across all areas of the business. To each of you, I say thank you.

I would also like to take this opportunity to thank our loyal guests for choosing to shop with us. We never forget whom we are here to serve and will work hard to continue to earn your business.

Sincerely,



Dennis H. Nelson
President and Chief Executive Officer


BKE



Advancing our Reputation for Style

In 2009, we continued to provide our guests with their favorite denim and outfits—offering new variations of the styles and products they've come to enjoy. At the same time, we remained focused on providing continual newness by searching out up-and-coming brands and collaborating with trusted vendors to develop compelling merchandise, most of which is exclusive to Buckle.

Denim continues to serve as our foundation, with our private label brand, BKE, leading the way. Featuring several new fits, styles, and finishes, the brand accounted for 36% of fiscal 2009's denim sales. This past year, we debuted two brand extensions—BKE Boutique for women and Buckle Black for men—fresh lines that incorporate prominent details and luxe fabrications. We also expanded our offerings from Reclaim, our men's denim line that provides quality jeans at attractive price points.

Enhancing our reputation as a denim destination were strong-performing denim brands such as Big Star, Big Star Vintage, Miss Me, MEK, Rock Revival, and Silver Jeans. Our denim business, which accounted for 43% of 2009 net sales, was complemented by our wide selection of on-trend tops, jewelry, footwear, outerwear, and accessories from popular lifestyle brands including Hurley, Billabong, Affliction, Sinful, Archaic, Obey, 7 Diamonds, Roar, Fox, and Fossil.

At Buckle, we understand that fashion is predicated on change. That's why we employ a flexible buying process designed to reduce the time to market. Instead of waiting for trends to happen, our experienced buying teams continually develop new merchandise and work closely with an array of key vendors—enhancing our capacity to source new products and deliver a selection of exclusive branded merchandise. This approach, coupled with daily product deliveries to most stores, helps ensure that we continually provide our guests with the latest fashions.


BKE


A DECADE OF DENIM
2000 $ 104,445
2001 $ 111,733
2002 $ 131,504
2003 $ 152,612
2004 $ 189,329
2005 $ 213,544
2006 $ 236,082
2007 $ 266,757
2008 $ 326,926
2009 $ 383,710
(Denim Sales – Amounts In Thousands)

Strengthening Guest Relationships



Because a positive guest experience continues to be our best form of marketing, we are always exploring innovative ways to take our service to the next level. Our new Get Fitted program is a prime example. By scheduling personal shopping appointments with Buckle's denim specialists, guests can find their favorite jeans in a relaxed and fun atmosphere. Along with our free hemming, complimentary gift wrapping, and layaway services, it's just one more way that we cultivate loyalty by making every guest feel special.

As fashion evolves, so too does our approach to educating our teammates. To ensure consistency across all Buckle locations, we recently enhanced our portfolio of learning tools, including an array of training videos that cover every facet of our business, from merchandising to recruiting. Combined with regular company meetings, leadership programs, fashion previews, product information, and our culture of continuous improvement, these tools provide our teammates and leaders with endless opportunities to learn from each other, expand their knowledge, and better serve our guests.

Our talented teammates and leaders are the driving force behind our achievements. Our sales leaders have the experience, longevity, and innate ability to guide their teams in the right direction. Their passion and excitement for our business has helped create a culture of enthusiastic teammates who are motivated to reach new heights.


Buckle
Get Fitted
Let us make your appointment for a personal jean fitting.
Top 5 Reasons to Get Fitted


Buckle
Rewards
$10


Buckle

Year in and year out, Buckle teams strive to drive improvements across all areas of the company. Whether they work on the sales floor, on the buying team, or in the home office, Buckle teammates are committed to upholding our mission of creating the most enjoyable shopping experience possible for our guests. Despite our impressive financial results—marked by our recent run of 40 consecutive months of positive comparable store sales—we always maintain our focus on the future by seeking out opportunities to enhance and grow our business.

Our online channel continues to serve as a platform for growth. Over the past year, online sales via Buckle.com increased 45% to $52.3 million. To support this growth, we invested $5.5 million to expand our online fulfillment center, effectively doubling its capacity as of June 2009.

This past September, we also broke ground on a new distribution center in Kearney, Nebraska. Projected to be complete in July 2010—at a total cost of $25-$27 million—the 240,000 square foot facility will replace our current distribution center and enable us to support more than 600 stores.

Plans for 2010 also include spending approximately $3.5 million to replace our point-of-sale software and hardware. Not only will this allow us to upgrade and enhance our current guest loyalty program, it will also improve our ability to provide our guests with more relevant information and services.

Together, these investments serve as the basis for our next phase of growth. In conjunction with our outstanding teams, partners, and vendors, Buckle is extremely well positioned to continue the momentum—delighting our guests for many years to come.

"We're always building for the future and remain focused on finding opportunities for continuous improvement. This enables us to progress toward our ultimate goal of being the best specialty store possible."

– Dennis H. Nelson



Architectural rendering of Buckle's new distribution center

Following a disciplined real estate strategy, we continue to increase our geographic presence by opening new retail locations in regional malls and lifestyle centers across the United States. In 2009, we opened 20 new stores. Plans for 2010 include 20 new stores—including additional stores in New Jersey and New York.

Buckle continues to enhance the in-store shopping experience. Over the past year, we rolled out new mannequins, tables, and fixtures and renovated 22 stores, bringing the total number of locations featuring our signature store design to 222 as of January 30, 2010. Plans for 2010 include 25 additional remodels.



401 STORES IN 41 STATES
(as of January 30, 2010)
Buckle Corporate Headquarters in Kearney, Nebraska
2010 New Store Openings
2010 Store Remodels & Relocations
Log on to buckle.com for a store locator.

2010 NEW STORE OPENINGS

Mall	Location	Mall	Location
Montgomery Mall	North Wales, PA	Governor's Square Mall	Clarksville, TN
The Domain II	Austin, TX	Arden Fair Mall	Sacramento, CA
The Village at Fairview	Fairview, TX	Kenwood Towne Center	Cincinnati, OH
Northgate Mall	San Rafael, CA	Eastview Mall	Victor, NY
Bellevue Square	Bellevue, WA	Dakota Square	Minot, ND
Cherry Hill Mall	Cherry Hill, NJ	Beachwood Place	Beachwood, OH
The Florida Mall	Orlando, FL	Jacksonville Mall	Jacksonville, NC
Deptford Mall	Deptford, NJ	Park City Center	Lancaster, PA
The Esplanade	Kenner, LA	Waterford Lakes Town Center	Orlando, FL
Crossgate Mall	Albany, NY	Summit Fair	Lee's Summit, MO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended **January 30, 2010**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ___________ to ___________

Commission File Number: 001-12951

THE BUCKLE, INC.

(Exact name of Registrant as specified in its charter)

Nebraska	**47-0366193**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2407 West 24th Street, Kearney, Nebraska	**68845-4915**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(308) 236-8491**

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for a shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, non-accelerated filer, or smaller reporting company. (See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act). Check one.

☑ Large accelerated filer; ☐ Accelerated filer; ☐ Non-accelerated filer; ☐ Smaller Reporting Company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐No ☑

The aggregate market value (based on the closing price of the New York Stock Exchange) of the common stock of the registrant held by non-affiliates of the registrant was $785,519,774 on July 31, 2009. For purposes of this response, executive officers and directors are deemed to be the affiliates of the Registrant and the holdings by non-affiliates was computed as 25,388,487 shares.

The number of shares outstanding of the Registrant's Common Stock, as of March 26, 2010, was 46,659,195.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the registrant's 2010 Annual Meeting of Shareholders to be held June 4, 2010 are incorporated by reference in Part III.

The Buckle, Inc.
Form 10-K
January 30, 2010

Table of Contents

PART I

ITEM 1 - BUSINESS

The Buckle, Inc. (the "Company") is a retailer of medium to better-priced casual apparel, footwear, and accessories for fashion conscious young men and women. As of January 30, 2010, the Company operated 401 retail stores in 41 states throughout the continental United States under the names "Buckle" and "The Buckle." The Company markets a wide selection of mostly brand name casual apparel including denims, other casual bottoms, tops, sportswear, outerwear, accessories, and footwear. The Company emphasizes personalized attention to its customers and provides customer services such as free hemming, free gift-wrapping, easy layaways, the Buckle private label credit card, and a frequent shopper program. Most stores are located in regional, high-traffic shopping malls and lifestyle centers, and this is the Company's strategy for future expansion. The majority of the Company's central office functions, including purchasing, pricing, accounting, advertising, and distribution, are controlled from its headquarters and distribution center in Kearney, Nebraska. The Company's men's buying team and a portion of its marketing team are located in Overland Park, Kansas.

Incorporated in Nebraska in 1948, the Company commenced business under the name Mills Clothing, Inc., a conventional men's clothing store with only one location. In 1967, a second store, under the trade name Brass Buckle, was purchased. In the early 1970s, the store image changed to that of a jeans store with a wide selection of denims and shirts. The first branch store was opened in Columbus, Nebraska, in 1976. In 1977, the Company began selling young women's apparel and opened its first mall store. The Company changed its corporate name to The Buckle, Inc. on April 23, 1991. The Company has experienced significant growth over the past ten years, growing from 248 stores at the start of 2000 to 401 stores at the end of fiscal 2009. All references herein to fiscal 2009 refer to the 52-week period ended January 30, 2010. Fiscal 2008 refers to the 52-week period ended January 31, 2009 and fiscal 2007 refers to the 52-week period ended February 2, 2008.

The Company's principal executive offices and distribution center are located at 2407 West 24th Street, Kearney, Nebraska 68845. The Company's telephone number is (308) 236-8491. The Company publishes its corporate web site at www.buckle.com.

Available Information

The Company's annual reports on Form 10-K, along with all other reports and amendments filed with or furnished to the Securities and Exchange Commission, are publicly available free of charge on the Investor Information section of the Company's website at www.buckle.com as soon as reasonably practicable after the Company files such materials with, or furnishes them to, the Securities and Exchange Commission. The Company's corporate governance policies, ethics code, and Board of Directors' committee charters are also posted within this section of the website. The information on the Company's website is not part of this or any other report The Buckle, Inc. files with, or furnishes to, the Securities and Exchange Commission.

Marketing and Merchandising

The Company's marketing and merchandising strategy is designed to create customer loyalty by offering a wide selection of key brand name and private label merchandise and providing a broad range of value-added services. The Company believes it provides a unique specialty apparel store experience with merchandise designed to appeal to the fashion conscious 15 to 30-year old. The merchandise mix includes denims, casual bottoms, tops, sportswear, outerwear, accessories, and footwear. Denim is a significant contributor to total sales (42.9% of fiscal 2009 net sales) and is a key to the Company's merchandising strategy. The Company believes it attracts customers with its wide selection of branded and private label denim and a wide variety of fits, finishes, and styles. Tops are also significant contributors to total sales (36.7% of fiscal 2009 net sales). The Company strives to provide a continually changing selection of the latest casual fashions.

The percentage of net sales over the past three fiscal years of the Company's major product lines are set forth in the following table:

	Percentage of Net Sales					
	Fiscal 2009		Fiscal 2008		Fiscal 2007	
Denims	42.9	%	41.4	%	43.2	%
Tops (including sweaters)	36.7		39.0		36.1	
Accessories	7.7		7.7		7.7	
Sportswear/fashions	5.0		4.6		4.3	
Footwear	4.7		4.6		5.6	
Outerwear	2.5		2.0		2.0	
Casual bottoms	0.4		0.6		1.0	
Other	0.1		0.1		0.1	
	100.0	%	100.0	%	100.0	%

Brand name merchandise accounted for approximately 71% of the Company's sales during fiscal 2009. The remaining balance is comprised of private label merchandise. The Company's merchandisers continually work with manufacturers and vendors to produce brand name merchandise that they believe is unique in color, style, and fit. While the brands offered by the Company change to meet current customer preferences, the Company currently offers denims from brands such as Big Star, Big Star Vintage, Miss Me, MEK, Rock Revival, and Silver Jeans. Other key brands include Hurley, Billabong, Affliction, Sinful, Archaic, Obey, 7 Diamonds, Roar, Fox, and Fossil. The Company expects that brand name merchandise will continue to constitute the majority of sales.

Management believes the Company provides a unique store environment by maintaining a high level of personalized service and by offering a wide selection of fashionable, quality merchandise. The Company believes it is essential to create an enjoyable shopping environment and, in order to fulfill this mission, it employs highly motivated employees who provide personal attention to customers. Each salesperson is educated to help create a complete look for the customer by helping them find the best fits and showing merchandise as coordinating outfits. The Company also incorporates specialized services such as free hemming, free gift wrapping, layaways, a frequent shopper card, the Buckle private label credit card, and a special order system that allows stores to obtain specifically requested merchandise from other Company stores. Customers are encouraged to use the Company's layaway plan, which allows customers to make a partial payment on merchandise that is then held by the store until the balance is paid. For the past three fiscal years, an average of approximately 2% – 4% of net sales has been made on a layaway basis.

Merchandising and pricing decisions are made centrally; however, the Company's distribution system allows for variation in the mix of merchandise distributed to each store. This allows individual store inventories to be tailored to reflect differences in customer buying patterns at various locations. In addition, to assure a continually fresh look in its stores, the Company ships new merchandise daily to most stores. The Company also has a transfer program that shifts certain merchandise to locations where it is selling best. This distribution and transfer system helps to maintain customer satisfaction by providing in-stock popular items and reducing the need to mark down slow-moving merchandise at a particular location. The Company believes the reduced markdowns justify the incremental distribution costs associated with the transfer system. The Company does not hold storewide off-price sales at anytime.

The Company continually evaluates its store design as part of the overall shopping experience and feels the fiscal 2002 re-design continues to be well received by both guests and developers. This store design contains warm wood fixtures and floors, real brick finishes, and an appealing ceiling and lighting layout that creates a comfortable environment for the guest to shop. The Company has been able to modify the store design for specialized venues including lifestyle centers and larger mall fronts. The signature Buckle-B icon and red color are used throughout the store on fixtures, graphic images, and print materials to reinforce the brand identity. To enhance selling and product presentation, new tables and fixtures have been added to the Company's signature store design in each of the last five fiscal years. The new tables and fixtures were also rolled out to select existing stores to update their looks as well.

Marketing and Advertising

In fiscal 2009, the Company spent $8.5 million, or 1.0% of net sales, on seasonal marketing campaigns, advertising, promotions, online marketing, and in-store point of sale materials. Seasonal image and promotional signage is presented in store window displays and on merchandising presentations throughout the store to complement the product and reinforce the brand's image. Promotions such as sweepstakes, gift with purchase offers, and special events are offered to enhance the guest's shopping experience. Seasonal image guides, featuring current fashion trends and product selection, are distributed in the stores, at special events, and in new markets. The Buckle partners with key merchandise vendors on joint advertising and promotional opportunities that expand the marketing reach and position the Buckle as the destination store for these specialty branded fashions.

The Company also offers programs to strengthen its relationships with loyal guests. The Company continues to support a frequent shopper program (the Buckle Primo Card), a rewards program designed to build customer loyalty. Private label credit card marketing is another avenue for reaching loyal guests. The Company extends exclusive benefits to active Buckle Cardholders such as bonus rewards and special targeted mailings. The Buckle continues to build on its B-Rewards incentive program, which is offered exclusively to Buckle Cardholders. Qualifying Cardholders are mailed B-Rewards gift cards at the end of each Rewards period inviting them back into the store at the start of the next season. In October 2007, the Company launched the Buckle Black credit card program. The Buckle Black program is an exclusive account for the Company's most loyal cardholders. To qualify for the Buckle Black program, existing cardholders must make at least $500 in purchases during a 12 month period using their account. These guests receive special benefits including free ground shipping on special orders and online purchases. The Buckle Card marketing program is partially funded by WFNNB, a third-party bank that owns the Buckle Card accounts.

The Company publishes a corporate web site at www.buckle.com. The Company's web site serves as a second retail touch-point for cross-channel marketing, reaching a growing online audience. Buckle.com is an eCommerce enabled channel with an interactive, entertaining, informative, and brand building environment where guests can shop, enter sweepstakes, fill out a wish list, find out about career opportunities, and read the Company's latest financial news. The Company maintains an opt-in email database. National email campaigns are sent bi-monthly and targeted weekly messages are sent notifying guests of the latest store promotions and product offerings. Search engine and affiliate marketing programs are managed to increase online and in-store traffic as well as conversion rates. Buckle's online store was launched April 26, 1999 as a marketing tool, to extend the Company's brand beyond the physical locations. On October 19, 2006, the Company launched a redesigned Buckle.com on the Escalate E-Commerce platform. The new Buckle.com includes enhanced search features, which allow guests to shop by special attributes, including brand and size.

Store Operations

The Company has a Vice President of Sales, a Regional Manager, 20 district managers, and 71 area managers. The majority of the district managers and each of the area managers also serve as manager of their home base store. In general, each store has one manager, one or two assistant managers, one to three additional full-time salespeople, and up to 20 part-time salespeople. Most stores have peak levels of staff during the back-to-school and Christmas seasons. Almost every location also employs an alterations person.

The Company places great importance on educating quality personnel. In addition to sharing career opportunities with current Buckle employees, the Company also recruits interns and management trainees from college campuses. A majority of the Company's store managers, all of its area and district managers, and most of its executive management team are former salespeople, including President and CEO, Dennis H. Nelson, and Chairman, Daniel J. Hirschfeld. Recognizing talent and promoting managers from within allows the Company to build a strong foundation for management.

Store managers receive compensation in the form of a base salary and incentive bonuses. District and area managers also receive added incentives based upon the performance of stores in their district/area. Store managers perform sales training for new employees at the store level.

The Company has established a comprehensive program stressing the prevention and control of shrinkage losses. Steps taken to reduce shrinkage include monitoring cash refunds, voids, inappropriate discounts, employee sales, and returns-to-vendor. The Company also has electronic article surveillance systems in all of the Company's stores as well as surveillance camera systems in approximately 99% of the stores. As a result, the Company achieved a merchandise shrinkage rate of 0.5% of net sales in each of the last three fiscal years.

The average store is approximately 5,000 square feet (of which the Company estimates an average of approximately 80% is selling space), and stores range in size from 2,900 square feet to 8,475 square feet.

Purchasing and Distribution

The Company has an experienced buying team. The buying team includes the President, Vice President of Women's Merchandising, Vice President of Men's Merchandising, nine women's buyers, and nine men's buyers. The two Vice Presidents of Merchandising have over 59 years of combined experience with the Company. The experience and leadership within the buying team contributes significantly to the Company's success by enabling the buying team to react quickly to changes in fashion and by providing extensive knowledge of sources for both branded and private label goods.

The Company purchases products from manufacturers within the United States as well as from agents who source goods from foreign manufacturers. The Company's merchandising team shops and monitors U.S. fashion centers (in New York and on the West Coast) to stay abreast of the latest trends. The Company continually monitors fabric selection, quality, and delivery schedules. The Company has not experienced any material difficulties with merchandise manufactured in foreign countries. The Company does not have long-term or exclusive contracts with any brand name manufacturer, private label manufacturer, or supplier. The Company plans its private label production with private label vendors three to six months in advance of product delivery. The Company requires its vendors to sign and adhere to its Code of Conduct and Standards of Engagement, which addresses adherence to legal requirements regarding employment practices and health, safety, and environmental regulations.

In fiscal 2009, Koos Manufacturing, Inc. (the Company that produces the majority of the Company's private label denim as well as the Big Star and Big Star Vintage branded merchandise) made up 29.3% of the Company's net sales. No other vendor accounted for more than 10% of the Company's net sales. Other current significant vendors include Miss Me, MEK, Rock Revival, Silver Jeans, Hurley, Billabong, Affliction, Sinful, Archaic, Obey, 7 Diamonds, Roar, Fox, and Fossil. The Company continually strives to offer brands that are currently popular with its customers and, therefore, the Company's suppliers and purchases from specific vendors may vary significantly from year to year.

Buckle stores generally carry the same merchandise, with quantity and seasonal variations based upon historical sales data, climate, and perceived local customer demand. The Company uses a centralized receiving and distribution center located within the corporate headquarters building in Kearney, Nebraska. Merchandise is received daily in Kearney where it is sorted, tagged with bar-coded tickets (unless the vendor UPC code is used or the merchandise is pre-ticketed), and packaged for distribution to individual stores primarily via United Parcel Service. The Company's goal is to ship the majority of its merchandise out to the stores within one to two business days of receipt. This system allows stores to receive new merchandise almost daily, creating excitement within the store and providing customers with a reason to shop often.

The Company has developed an effective computerized system for tracking merchandise from the time it is checked in at the Company's distribution center until it arrives at the stores and is sold to a customer. The system's function is to insure that store shipments are delivered accurately and promptly, to account for inventory, and to assist in allocating merchandise among stores. Management can track, on a daily basis, which merchandise is selling at specific locations and direct transfers of merchandise from one store to another as necessary. This allows stores to carry a reduced inventory while at the same time satisfying customer demand.

To reduce inter-store shipping costs and provide timely restocking of in-season merchandise, the Company warehouses a portion of initial shipments for later distribution. Sales reports are then used to replenish, on a basis of one to three times each week, those stores that are experiencing the greatest success selling specific styles, colors, and sizes of merchandise. This system is also designed to prevent an over-crowded look in the stores at the beginning of a season.

The Company completed an 82,200 square foot expansion to its corporate headquarters facility during fiscal 2005, which housed its online fulfillment and customer service center as well as its supplies and returns-to-vendor departments. In March 2009, the Company relocated its supplies and returns-to-vendor departments to begin an expansion of the current online fulfillment infrastructure. The newly expanded online fulfillment center went live in June 2009 and the expansion approximately doubled the size of the previous infrastructure – which now occupies approximately 200,000 square feet of space on three levels.

In September 2009, the Company broke ground on a new 240,000 square foot distribution center in Kearney, Nebraska. The Company is targeting a completion date of July 2010 for the facility, at which point the new distribution center will replace the Company's current distribution center.

Store Locations and Expansion Strategies

As of March 12, 2010, the Company operated 407 stores in 41 states, including 6 stores opened during fiscal 2010. The existing stores are in 4 downtown locations, 9 strip centers, 35 lifestyle centers, and 359 shopping malls. The Company anticipates opening approximately 20 new stores in fiscal 2010. For fiscal 2010, 17 of the new stores are expected to be located in higher traffic shopping malls and 3 of the new stores are expected to be located in lifestyle centers. The following table lists the location of existing stores as of March 12, 2010:

Location of Stores

State	Number of Stores	State	Number of Stores	State	Number of Stores
Alabama	6	Maryland	3	Oklahoma	13
Arizona	11	Michigan	18	Oregon	4
Arkansas	6	Minnesota	12	Pennsylvania	9
California	18	Mississippi	5	South Carolina	3
Colorado	13	Missouri	13	South Dakota	3
Florida	20	Montana	5	Tennessee	11
Georgia	6	Nebraska	13	Texas	47
Idaho	6	Nevada	3	Utah	10
Illinois	16	New Jersey	2	Virginia	4
Indiana	14	New Mexico	4	Washington	13
Iowa	17	New York	1	West Virginia	3
Kansas	17	North Carolina	9	Wisconsin	13
Kentucky	5	North Dakota	3	Wyoming	1
Louisiana	9	Ohio	18	Total	407

The Buckle has grown significantly over the past ten years, with the number of stores increasing from 248 at the beginning of 2000 to 401 at the end of fiscal 2009. The Company's plan is to continue expansion by developing the geographic regions it currently serves and by expanding into contiguous markets. The Company intends to open new stores only when management believes there is a reasonable expectation of satisfactory results.

The following table sets forth information regarding store openings and closings from the beginning of fiscal 2000 through the end of fiscal 2009:

	Total Number of Stores Per Year			
Fiscal Year	Open at start of year	Opened in Current Year	Closed in Current Year	Open at end of year
2000	248	28	2	274
2001	274	24	3	295
2002	295	11	2	304
2003	304	16	4	316
2004	316	13	2	327
2005	327	15	4	338
2006	338	17	5	350
2007	350	20	2	368
2008	368	21	2	387
2009	387	20	6	401

The Company's criteria used when considering a particular location for expansion include:

1. Market area, including proximity to existing markets to capitalize on name recognition;
2. Trade area population (number, average age, and college population);
3. Economic vitality of market area;
4. Mall location, anchor tenants, tenant mix, and average sales per square foot;
5. Available location within a mall, square footage, storefront width, and facility of using the current store design;
6. Availability of experienced management personnel for the market;
7. Cost of rent, including minimum rent, common area, and extra charges;
8. Estimated construction costs, including landlord charge backs and tenant allowances.

The Company generally seeks sites of 4,250 to 5,000 square feet for its stores. The projected cost of opening a store is approximately $0.9 million, including construction costs of approximately $0.7 million (prior to any construction allowance received) and inventory costs of approximately $0.2 million, net of accounts payable.

The Company anticipates opening approximately 20 new stores during fiscal 2010 and completing approximately 25 remodels. Remodels range from partial to full, with construction costs for a full remodel being comparable to those of a new store. Of the stores scheduled for remodeling during fiscal 2010, it is estimated that all stores will receive full remodeling. The Company anticipates capital spending of approximately $65 to $70 million during fiscal 2010 for new store construction, store remodeling, technology updates, completion of the Company's new distribution center, and other improvements at the corporate headquarters.

The Company plans to expand in 2010 by opening stores in existing markets. The Company believes that, given the time required for training personnel, staffing a store, and developing adequate district and regional managers, its current management infrastructure is sufficient to support its currently planned rate of growth.

The Company's ability to expand in the future will depend, in part, on general business conditions, the ability to find suitable malls with acceptable sites on satisfactory terms, the availability of financing, and the readiness of trained store managers. There can be no assurance that the Company's expansion plans will be fulfilled in whole or in part, or that leases under negotiation for planned new sites will be obtained on terms favorable to the Company.

Management Information Systems

The Company's management information systems (MIS) and electronic data processing systems (EDP) consist of a full range of retail, financial, and merchandising systems, including purchasing, inventory distribution and control, sales reporting, accounts payable, and merchandise management.

The system includes PC based point-of-sale (POS) registers in each store. These registers are polled nightly by the central computer (IBM iSeries) using a virtual private network for collection of comprehensive data, including complete item-level sales information, employee time clocking, merchandise transfers and receipts, special orders, supply orders, and returns-to-vendor. In conjunction with the nightly polling, the central computer sends the PC server messages from various departments at the Company headquarters and price changes for the price lookup ("PLU") file maintained within the POS registers.

Each weekday morning, the Company initiates an electronic "sweep" of the individual store bank accounts to the Company's primary concentration account. This allows the Company to meet its obligations with a minimum of borrowing and invest cash on a timely basis.

Management monitors the performance of each of its stores on a continual basis. Daily information is used to evaluate inventory, determine markdowns, analyze profitability, and assist management in the scheduling and compensation of employees.

The PLU system allows management to control merchandise pricing centrally, permitting faster and more accurate processing of sales at the store and the monitoring of specific inventory items to confirm that centralized pricing decisions are carried out in each of the stores. Management is able to direct all price changes, including promotional, clearance, and markdowns on a central basis and estimate the financial impact of such changes.

The virtual private network for communication with the stores also supports the Company's intranet site. The intranet allows stores to view various types of information from the corporate office. Stores also have access to a variety of tools such as a product search with pictures, product availability, special order functions, printable forms, links to transmit various requests and information to the corporate office, training videos, email, and information/guidelines from each of the departments at the corporate office. The Company's network is also structured so that it can support additional functionality such as digital video monitoring and digital music content programming at each store location.

The Company is committed to the ongoing review of its MIS and EDP systems to maintain productive, timely information and effective controls. This review includes testing of new products and systems to assure that the Company is aware of technological developments. Most important, continual feedback is sought from every level of the Company to assure that information provided is pertinent to all aspects of the Company's operations. During fiscal 2010, the company anticipates the replacement of its current point-of-sale software and hardware upon completion of successful store testing.

Employees

As of January 30, 2010, the Company had approximately 7,000 employees - approximately 1,955 of whom were full-time. The Company has an experienced management team and substantially all of the management team, from store managers through senior management, began work for the Company on the sales floor. The Company experiences high turnover of store and distribution center employees, primarily due to the number of part-time employees. However, the Company has not experienced significant difficulty in hiring qualified personnel. Of the total employees, approximately 560 are employed at the corporate headquarters and in the distribution center. None of the Company's employees are represented by a union. Management believes that employee relations are good.

The Company provides medical, dental, life insurance, and long-term disability plans, as well as a 401(k) and a section 125 cafeteria plan for eligible employees. An employee must be at least 20 years of age and work a minimum of 1,000 hours during the plan year to be eligible for the 401(k) plan. To be eligible for the plans, other than the 401(k) Plan, an employee must have worked for the Company for 98 days or more, and his or her normal workweek must be 35 hours or more. As of January 30, 2010, 1,595 employees participated in the medical plan, 1,599 in the dental plan, 1,955 in the life insurance plan, 425 in the supplemental life insurance plan, 1,263 in the long-term disability plan, and 1,161 in the cafeteria plan. With respect to the medical, dental, and life insurance plans, the Company pays 80% to 100% of the employee's expected premium cost plus 20% to 100% of the expected cost of dependent coverage under the health plan. The exact percentage is based upon the employee's term of employment and job classification within the Company. In addition, all employees receive discounts on Company merchandise.

Competition

The men's and women's apparel industries are highly competitive with fashion, selection, quality, price, location, store environment, and service being the principal competitive factors. While the Company believes it is able to compete favorably with other merchandisers, including department stores and specialty retailers, with respect to each of these factors, the Company believes it competes mainly on the basis of customer service and merchandise selection.

In the men's merchandise area, the Company competes primarily with specialty retailers such as Abercrombie & Fitch, American Eagle Outfitters, Aeropostale, Hollister, Gap, Pacific Sunwear, and Metropark. The men's market also competes with certain department stores, such as Dillards, Macy's, Bon-Ton stores, Nordstrom, and other local or regional department stores and specialty retailers, as well as with mail order and internet retailers.

In the women's merchandise area, the Company competes primarily with specialty retailers such as Abercrombie & Fitch, American Eagle Outfitters, Express, Aeropostale, Hollister, Gap, Maurices, Pacific Sunwear, Wet Seal, Forever 21, Vanity, and Metropark. The women's market also competes with department stores, such as Dillards, Macy's, Bon-Ton stores, Nordstrom, and certain local or regional department stores and specialty retailers, as well as with mail order and internet retailers.

Many of the Company's competitors are considerably larger and have substantially greater financial, marketing, and other resources than the Company, and there is no assurance that the Company will be able to compete successfully with them in the future. Furthermore, while the Company believes it competes effectively for favorable site locations and lease terms, competition for prime locations within a mall is intense.

Trademarks

"BUCKLE", "RECLAIM", "BKE", and "THE BUCKLE" are federally registered trademarks of the Company. The Company believes the strength of its trademarks is of considerable value to its business, and its trademarks are important to its marketing efforts. The Company intends to protect and promote its trademarks as management deems appropriate.

Executive Officers of the Company

The Executive Officers of the Company are listed below, together with brief accounts of their experience and certain other information.

Daniel J. Hirschfeld, age 68. Mr. Hirschfeld is Chairman of the Board of the Company. He has served as Chairman of the Board since April 19, 1991. Prior to that time, Mr. Hirschfeld served as President and Chief Executive Officer. Mr. Hirschfeld has been involved in all aspects of the Company's business, including the development of the Company's management information systems.

Dennis H. Nelson, age 60. Mr. Nelson is President and Chief Executive Officer and a Director of the Company. He has held the titles of President and Director since April 19, 1991. Mr. Nelson was elected Chief Executive Officer on March 17, 1997. Mr. Nelson began his career with the Company in 1970 as a part-time salesman while he was attending Kearney State College (now the University of Nebraska - Kearney). While attending college, he became involved in merchandising and sales supervision for the Company. Upon graduation from college in 1973, Mr. Nelson became a full-time employee of the Company and he has worked in all phases of the Company's operations since that date. Prior to his election as President and Chief Operating Officer on April 19, 1991, Mr. Nelson performed all of the functions normally associated with those positions.

Karen B. Rhoads, age 51. Ms. Rhoads is Vice President of Finance, Treasurer, Chief Financial Officer, and a Director of the Company. Ms. Rhoads was elected a Director on April 19, 1991. She worked in the corporate offices while attending Kearney State College (now the University of Nebraska - Kearney) and later worked part-time on the sales floor. Ms. Rhoads practiced as a CPA for 6 1/2 years, during which time she began working on tax and accounting matters for the Company as a client. She has been employed with Buckle since November 1987.

Brett P. Milkie, age 50. Mr. Milkie is Vice President of Leasing. He was elected Vice President of Leasing on May 30, 1996. Mr. Milkie was a leasing agent for a national retail mall developer for 6 years prior to joining the Company in January 1992 as Director of Leasing.

Kari G. Smith, age 46. Ms. Smith is Vice President of Sales. She has held this position since May 31, 2001. Ms. Smith joined the Company on May 16, 1978 as a part-time salesperson. Later she became store manager in Great Bend, Kansas and then began working with other stores as an area manager. Ms. Smith has continued to develop her involvement with the sales management team, helping with manager meetings and the development of new store managers, as well as providing support for store managers, area managers, and district managers.

Patricia K. Whisler, age 53. Ms. Whisler is Vice President of Women's Merchandising. She has held this position since May 31, 2001. Ms. Whisler joined the Company in February 1976 as a part-time salesperson and later became manager of a Buckle store before returning to the corporate office in 1983 to work as part of the growing merchandising team.

Kyle L. Hanson, age 45. Ms. Hanson is the Corporate Secretary and General Counsel. She has held this position since February 2001. Ms. Hanson joined the Company in May 1998 as General Counsel. She also worked for the Company as a part-time salesperson while attending Kearney State College (now the University of Nebraska - Kearney). Ms. Hanson was previously First Vice President and Trial Attorney for Mutual of Omaha Companies for 2 years and an attorney with the Kutak Rock law firm in Omaha from 1990 to 1996.

Robert M. Carlberg, age 47. Mr. Carlberg is Vice President of Men's Merchandising. He has held this position since December 11, 2006. Mr. Carlberg started with the Company as a salesperson and also worked as a store manager and as an area and district leader while being involved and traveling with the men's merchandising team. He has been full-time with the merchandising team since January 2001.

ITEM 1A – RISK FACTORS

Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995 and Risk Factors

Certain statements herein, including anticipated store openings, trends in or expectations regarding The Buckle, Inc.'s revenue and net earnings growth, comparable store sales growth, cash flow requirements, and capital expenditures, all constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial, and competitive information and are subject to various risks and uncertainties. Actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, changes in product mix, changes in fashion trends and/or pricing, competitive factors, general economic conditions, economic conditions in the retail apparel industry, successful execution of internal performance and expansion plans, and other risks detailed herein and in The Buckle, Inc.'s other filings with the Securities and Exchange Commission.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Users should not place undue reliance on the forward-looking statements, which are accurate only as of the date of this report. The Company is under no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In management's judgment, the following are material risk factors:

Dependence on Merchandising/Fashion Sensitivity. The Company's success is largely dependent upon its ability to gauge the fashion tastes of its customers and to provide merchandise that satisfies customer demand in a timely manner. The Company's failure to anticipate, identify, or react appropriately and timely to the changes in fashion trends would reduce the Company's net sales and profitability. Misjudgments or unanticipated fashion changes could have a negative impact on the Company's image with its customers, which would also reduce the Company's net sales and profitability.

Dependence on Private Label Merchandise. Sales from private label merchandise accounted for approximately 29% of net sales for fiscal 2009 and 28% of net sales for fiscal 2008. The Company may increase or decrease the percentage of net sales from private label merchandise in the future. The Company's private label products generally earn a higher margin than branded products. Thus, reductions in the private label mix would decrease the Company's merchandise margins and, as a result, reduce net earnings.

Fluctuations in Comparable Store Net Sales Results. The Company's comparable store net sales results have fluctuated in the past and are expected to continue to fluctuate in the future. A variety of factors affect comparable store sales results, including changes in fashion trends, changes in the Company's merchandise mix, calendar shifts of holiday periods, actions by competitors, weather conditions, and general economic conditions. As a result of these or other factors, the Company's future comparable store sales could decrease, reducing overall net sales and profitability.

Ability to Continue Expansion and Management of Growth. The Buckle, Inc.'s continued growth depends on its ability to open and operate stores on a profitable basis and management's ability to manage planned expansion. During fiscal 2010, the Company plans to open 20 new stores. This expansion is dependent upon factors such as the ability to locate and obtain favorable store sites, negotiate acceptable lease terms, obtain necessary merchandise, and hire and train qualified management and other employees. There may be factors outside of the Company's control that affect the ability to expand, including general economic conditions. There is no assurance that the Company will be able to achieve its planned expansion or that such expansion will be profitable. If the Company fails to manage its store growth, there would be less growth in the Company's net sales from new stores and less growth in profitability. If the Company opens unprofitable store locations, there could be a reduction in net earnings, even with the resulting growth in the Company's net sales.

Reliance on Key Personnel. The continued success of The Buckle, Inc. is dependent to a significant degree on the continued service of key personnel, including senior management. The loss of a member of senior management could create additional expense in covering their position as well as cause a reduction in net sales, thus reducing net earnings. The Company's success in the future will also be dependent upon the Company's ability to attract and retain qualified personnel. The Company's failure to attract and retain qualified personnel could reduce the number of new stores the Company could open in a year which would cause net sales to decline, could create additional operating expenses, and could reduce overall profitability for the Company.

Dependence on a Single Distribution Facility and Third-Party Carriers. The distribution function for all of the Company's stores is handled from a single facility in Kearney, Nebraska. Any significant interruption in the operation of the distribution facility due to natural disasters, system failures, or other unforeseen causes would impede the distribution of merchandise to the stores, causing a decline in store inventory, a reduction in store sales, and a reduction in Company profitability. Interruptions in service by common carriers could also delay shipment of goods to Company store locations. Additionally, there can be no assurance that the current facilities will be adequate to support the Company's future growth.

Reliance on Foreign Sources of Production. The Company purchases a portion of its private label merchandise through sourcing agents in foreign markets. In addition, some of the Company's domestic vendors manufacture goods overseas. The Company does not have any long-term merchandise supply contracts and its imports are subject to existing or potential duties, tariffs, and quotas. The Company faces a variety of risks associated with doing business overseas including competition for facilities and quotas, political instability, possible new legislation relating to imports that could limit the quantity of merchandise that may be imported, imposition of duties, taxes, and other charges on imports, and local business practice and political issues which may result in adverse publicity. The Company's inability to rely on foreign sources of production due to these or other causes could reduce the amount of inventory the Company is able to purchase, hold up the timing on the receipt of new merchandise, and reduce merchandise margins if comparable inventory is purchased from branded sources. Any or all of these changes would cause a decrease in the Company's net sales and net earnings.

Dependence upon Maintaining Sales and Profit Growth in the Highly Competitive Retail Apparel Industry. The specialty retail industry is highly competitive. The Company competes primarily on the basis of fashion, selection, quality, price, location, service, and store environment. The Company faces a variety of competitive challenges, including:

- anticipating and responding timely to changing customer demands and preferences;
- effectively marketing both branded and private label merchandise to consumers in several diverse market segments and maintaining favorable brand recognition;
- providing unique, high-quality merchandise in styles, colors, and sizes that appeal to consumers;
- sourcing merchandise efficiently;
- competitively pricing merchandise and creating customer perception of value;
- monitoring increased labor costs, including increases in health care benefits and worker's compensation costs.

There is no assurance that the Company will be able to compete successfully in the future.

Reliance on Consumer Spending Trends. The continued success of the Company depends, in part, upon numerous factors that impact the levels of individual disposable income and thus, consumer spending. Factors include the political environment, economic conditions, employment, consumer debt, interest rates, inflation, and consumer confidence. A decline in consumer spending, for any reason, could have an adverse effect on the Company's net sales, gross profits, and results from operations.

Modifications and/or Upgrades to Information Technology Systems May Disrupt Operations. The Company relies upon its various information systems to manage its operations and regularly evaluates its information technology in order for management to identify investment opportunities for maintaining, modifying, upgrading, or replacing these systems. There are inherent risks associated with replacing or changing these systems. Any delays, errors in capturing data, or difficulties in transitioning to these or other new systems, or in integrating these systems with the Company's current systems, or any other disruptions affecting the Company's information systems, could have a material adverse impact on the Company's business.

Market/Liquidity Risk Related to the Company's Investments. In prior years, the Company invested a portion of its investments in auction-rate securities ("ARS"), including five auction-rate preferred securities ("ARPS") that were converted to preferred stock. As of January 30, 2010 and January 31, 2009, $22.8 million and $30.9 million, respectively, of investments were in ARS and preferred securities. ARS have a long-term stated maturity, but are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. Since February 2008, a significant number of auctions related to these securities failed, meaning that there was not enough demand to sell the entire issue at auction. The failed auctions have limited the liquidity of the Company's investments in ARS, and the Company believes that certain of the underlying issuers of its ARS are currently at risk. Further auction failures could have a material impact on Company's earnings; however, the Company does not believe further auction failures would have a material impact on its ability to fund its business.

The Company reviews impairments in accordance with FASB ASC 320, *Investments-Debt and Equity Securities,* to determine the classification of potential impairments as either "temporary" or "other-than-temporary." A temporary impairment results in an unrealized loss being recorded in other comprehensive income. An impairment that is considered other-than-temporary would be recognized as a loss in the statements of income. The Company considers various factors in reviewing impairments, including the length of time and extent to which the fair value has been less than the Company's cost basis, the financial condition and near-term prospects of the issuer, and the Company's intent and ability to hold the investments for a period of time sufficient to allow for any anticipated recovery in market value. The Company believes it has the ability and maintains its intent to hold its investments until recovery of market value occurs.

The Company's investments in ARS and preferred securities are reported at fair market value, and as of January 30, 2010, the reported investment amount is net of a $1.3 million temporary impairment and a $2.7 million other-than-temporary impairment ("OTTI") to account for the impairment of certain securities from their stated par value. The Company reported the $1.3 million temporary impairment, net of tax, as an "accumulated other comprehensive loss" of $0.8 million in stockholders' equity as of January 30, 2010. The Company has accounted for the impairment as temporary, as it currently expects to be able to successfully liquidate its investments without loss once the ARS market resumes normal operations. The Company reviews all investments for OTTI at least quarterly or as indicators of impairment exist. Indicators of impairment include the duration and severity of the decline in market value. In addition, the Company considers qualitative factors including, but not limited to, the financial condition of the investee, the credit rating of the investee, and the current and expected market and industry conditions in which the investee operates. Given current market conditions in the ARS market, the Company may incur additional temporary impairment or OTTI in the future if market conditions persist and the Company is unable to recover the cost of its investments in ARS.

Interest Rate Risk. To the extent that the Company borrows under its line of credit facility, the Company would be exposed to market risk related to changes in interest rates. As of January 30, 2010, no borrowings were outstanding under the line of credit facility. The Company is not a party to any derivative financial instruments. Additionally, the Company is exposed to market risk related to interest rate risk on the cash and investments in interest-bearing securities. These investments have carrying values that are subject to interest rate changes that could impact earnings to the extent that the Company did not hold the investments to maturity. If there are changes in interest rates, those changes would also affect the investment income the Company earns on its cash and investments. For each one-quarter percent decline in the interest/dividend rate earned on cash and investments (approximately a 50% change in the rate earned), the Company's net income would decrease approximately $0.4 million or less than $0.01 per share. This amount could vary based upon the number of shares of the Company's stock outstanding and the level of cash and investments held by the Company.

The company cautions that the risk factors described above could cause actual results to vary materially from those anticipated in any forward-looking statements made by or on behalf of the Company. Management cannot assess the impact of each factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to vary from those contained in forward-looking statements.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 2 - PROPERTIES

All of the store locations operated by the Company are leased facilities. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. In the past, the Company has not experienced problems renewing its leases, although no assurance can be given that the Company can renew existing leases on favorable terms. The Company seeks to negotiate extensions on leases for stores undergoing remodeling to provide terms of approximately ten years after completion of remodeling. Consent of the landlord generally is required to remodel or change the name under which the Company does business. The Company has not experienced problems in obtaining such consent in the past. Most leases provide for a fixed minimum rental cost plus an additional rental cost based upon a set percentage of sales beyond a specified breakpoint, plus common area and other charges. The current terms of the Company's leases, including automatic renewal options, expiring on or before January 31st of each year is as follows:

Year	Number of expiring leases
2011	71
2012	54
2013	38
2014	41
2015	28
2016	25
2017	27
2018 and later	123
Total	407

The corporate headquarters and distribution center for the Company are located within a facility purchased by the Company in 1988, which is located in Kearney, Nebraska. The building currently provides approximately 261,200 square feet of space, which includes approximately 82,200 square feet related to the Company's 2005 addition. The Company also owns a 40,000 square foot building with warehouse and office space near the corporate headquarters. This building houses the Company's screenprinting operations. The Company acquired the lease, with favorable terms, on the land the building is built upon. The lease is currently in the second of ten five-year renewal options, which expires on October 31, 2011. The Company is also in the process of building a new distribution center in Kearney, Nebraska. The Company broke ground on a new 240,000 square foot distribution center in September 2009 and is targeting a completion date of July 2010, at which point the new distribution center will replace the Company's current distribution center.

ITEM 3 - LEGAL PROCEEDINGS

From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this form, the Company was not engaged in legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

ITEM 4 - RESERVED

PART II

ITEM 5 - MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the New York Stock Exchange under the symbol BKE. Prior to the Company's initial public offering on May 6, 1992, there was no public market for the Company's common stock.

Dividend Payments

During fiscal 2007, cash dividends were $0.1333 per share in the first and second quarters and $0.1667 per share in the third and fourth quarters. During fiscal 2008, cash dividends were $0.1667 per share in the first and second quarters and $0.20 per share in the third and fourth quarters. In addition, the Company paid a special one-time cash dividend of $2.00 per share in the third quarter of fiscal 2008. During fiscal 2009, cash dividends were $0.20 per share in each of the four quarters. The Company also paid a special one-time cash dividend of $1.80 per share in the third quarter of fiscal 2009. Dividend amounts prior to the Company's 3-for-2 stock split with distribution date of October 30, 2008 have been adjusted to reflect the impact of the stock split. The Company plans to continue its quarterly dividends during fiscal 2010.

Issuer Purchases of Equity Securities

The following table sets forth information concerning purchases made by the Company of its common stock for each of the months in the fiscal quarter ended January 30, 2010:

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Approximate Number of Shares Yet To Be Purchased Under Publicly Announced Plans
Nov. 1, 2009 to Nov. 28, 2009	-	-	-	799,300
Nov. 29, 2009 to Jan. 2, 2010	-	-	-	799,300
Jan. 3, 2010 to Jan. 30, 2010	-	-	-	799,300
	-	-	-	

The Board of Directors authorized a 1,000,000 share repurchase plan on November 20, 2008. The Company has 799,300 shares remaining to complete this authorization.

Stock Price Performance Graph

The graph below compares the cumulative total return on common shares of the Company for the last five fiscal years with the cumulative total return on the Russell 2000 Stock Index and a peer group of Retail Trade Stocks:



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
January 2010
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2005
2006
2007
2008
2009
2010
BUCKLE INC
Russell 2000 Index
Peer Group

Total Return Analysis

	1/29/2005	1/28/2006	2/3/2007	2/2/2008	1/31/2009	1/30/2010
The Buckle , Inc.	100.00	125.24	192.80	244.39	205.93	320.94
Peer Group	100.00	100.07	119.19	104.04	48.98	90.65
Russell 2000 Index	100.00	118.90	131.29	118.46	74.81	107.05

In addition to the Company, the Peer Group included in the above performance graph includes the following retail company stocks: AEO, ANF, ANN, ARO, CBK, GPS, LTD, PSUN, and WTSLA.

The following table lists the Company's quarterly market range for fiscal years 2009, 2008, and 2007, as reported by the New York Stock Exchange, and has been adjusted to reflect the 3-for-2 stock split, effected in the form of a stock dividend, on October 30, 2008:

	Fiscal Years Ended					
	January 30, 2010		January 31, 2009		February 2, 2008	
Quarter	High	Low	High	Low	High	Low
First	$ 38.30	$ 20.54	$ 33.67	$ 24.72	$ 24.91	$ 21.63
Second	39.09	28.75	35.98	29.03	27.63	22.71
Third	37.49	25.52	44.57	21.08	29.14	21.46
Fourth	33.72	26.39	27.20	13.57	28.90	20.03

The number of record holders of the Company's common stock as of March 26, 2010 was 401. Based upon information from the principal market makers, the Company believes there are approximately 8,100 beneficial owners. The closing price of the Company's common stock on March 26, 2010 was $36.89.

Additional information required by this item appears in the Notes to Financial Statements under Footnote J "Stock-Based Compensation" on pages 46 to 48 of this report and is incorporated by reference.

ITEM 6 - SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA

(Amounts in Thousands Except Share, Per Share Amounts, and Selected Operating Data)

	Fiscal Years Ended				
	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007 (d)	January 28, 2006
Income Statement Data					
Net sales	$898,287	$792,046	$619,888	$530,074	$501,101
Cost of sales (including buying, distribution, and occupancy costs)	497,668	448,558	365,350	322,760	307,063
Gross profit	400,619	343,488	254,538	207,314	194,038
Selling expenses	168,741	151,251	118,699	107,592	100,148
General and administrative expenses	32,416	30,041	26,212	20,701	17,568
Income from operations	199,462	162,196	109,627	79,021	76,322
Other income, net	3,674	7,829	9,183	9,032	6,123
Gain (loss) - impairment of securities	991	(5,157)	-	-	-
Income before income taxes	204,127	164,868	118,810	88,053	82,445
Provision for income taxes	76,824	60,459	43,563	32,327	30,539
Net income	$127,303	$104,409	$75,247	$55,726	$51,906
Basic earnings per share	$2.79	$2.30	$1.69	$1.29	$1.17
Diluted earnings per share	$2.73	$2.24	$1.63	$1.24	$1.13
Dividends declared per share (a)	$2.60	$2.73	$0.60	$1.71	$0.27
Selected Operating Data					
Stores open at end of period	401	387	368	350	338
Average sales per square foot	$428	$401	$335	$302	$298
Average sales per store (000's)	$2,129	$1,995	$1,668	$1,493	$1,474
Comparable store sales change (b)	7.8%	20.6%	13.2%	0.0%	1.4%
Balance Sheet Data (c)					
Working capital	$172,779	$197,539	$184,395	$189,017	$193,428
Long-term investments	$72,770	$56,213	$81,201	$31,958	$41,654
Total assets	$488,903	$465,340	$450,657	$368,198	$374,266
Long-term debt	-	-	-	-	-
Stockholders' equity	$354,259	$337,222	$338,320	$286,587	$299,793

(a) During fiscal 2005, cash dividends were $0.0533 per share in the first quarter, $0.0667 per share in the second quarter, and $0.0756 per share in the third and fourth quarters. During fiscal 2006, cash dividends were $0.0756 per share in the first and second quarters, $0.0889 per share in the third quarter, and $0.1333 per share in the fourth quarter. In addition, the Company paid a special one-time cash dividend of $1.3333 per share in the fourth quarter of fiscal 2006. During fiscal 2007, cash dividends were $0.1333 per share in the first and second quarters and $0.1667 per share in the third and fourth quarters. During fiscal 2008, cash dividends were $0.1667 per share in the first and second quarters and $0.20 per share in the third and fourth quarters. In addition, the Company paid a special one-time cash dividend of $2.00 per share in the third quarter of fiscal 2008. During fiscal 2009, cash dividends were $0.20 per share in each of the four quarters. The Company also paid a special one-time cash dividend of $1.80 per share in the third quarter of fiscal 2009. Dividend amounts prior to the Company's 3-for-2 stock split with distribution date of January 12, 2007 and 3-for-2 stock split with distribution date of October 30, 2008, have been adjusted to reflect the impact of these stock splits.

(b) Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period presented. Stores which have been remodeled, expanded, and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Online sales are excluded from comparable store sales.

(c) At the end of the period.

(d) Consists of 53 weeks.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto of the Company included in this Form 10-K. The following is management's discussion and analysis of certain significant factors which have affected the Company's financial condition and results of operations during the periods included in the accompanying financial statements included in this Form 10-K.

EXECUTIVE OVERVIEW

Company management considers the following items to be key performance indicators in evaluating Company performance.

Comparable Store Sales – Stores are deemed to be comparable stores if they were open in the prior year on the first day of the fiscal period being presented. Stores which have been remodeled, expanded, and/or relocated, but would otherwise be included as comparable stores, are not excluded from the comparable store sales calculation. Online sales are excluded from comparable store sales. Management considers comparable store sales to be an important indicator of current Company performance, helping leverage certain fixed costs when results are positive. Negative comparable store sales results could reduce net sales and have a negative impact on operating leverage, thus reducing net earnings.

Net Merchandise Margins – Management evaluates the components of merchandise margin including initial markup and the amount of markdowns during a period. Any inability to obtain acceptable levels of initial markups or any significant increase in the Company's use of markdowns could have an adverse effect on the Company's gross margin and results of operations.

Operating Margin – Operating margin is a good indicator for management of the Company's success. Operating margin can be positively or negatively affected by comparable store sales, merchandise margins, occupancy costs, and the Company's ability to control operating costs.

Cash Flow and Liquidity (working capital) - Management reviews current cash and short-term investments along with cash flow from operating, investing, and financing activities to determine the Company's short-term cash needs for operations and expansion. The Company believes that existing cash, short-term investments, and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years.

RESULTS OF OPERATIONS

The following table sets forth certain financial data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period:

	Percentage of Net Sales For Fiscal Years Ended			Percentage Increase (Decrease)	
	January 30, 2010	January 31, 2009	February 2, 2008	Fiscal Year 2008 to 2009	Fiscal Year 2007 to 2008
Net sales	100.0%	100.0%	100.0%	13.4%	27.8%
Cost of sales (including buying, distribution, and occupancy costs)	55.4%	56.6%	58.9%	10.9%	22.8%
Gross profit	44.6%	43.4%	41.1%	16.6%	34.9%
Selling expenses	18.8%	19.1%	19.1%	11.6%	27.4%
General and administrative expenses	3.6%	3.8%	4.2%	7.9%	14.6%
Income from operations	22.2%	20.5%	17.7%	23.0%	48.0%
Other income, net	0.4%	1.0%	1.5%	(53.1%)	(14.7%)
Gain (loss) - impairment of securities	0.1%	(0.7%)	-	(119.2%)	-
Income before income taxes	22.7%	20.8%	19.2%	23.8%	38.8%
Provision for income taxes	8.5%	7.6%	7.0%	27.1%	38.8%
Net income	14.2%	13.2%	12.1%	21.9%	38.8%

Fiscal 2009 Compared to Fiscal 2008

Net sales for the 52-week fiscal year ended January 30, 2010, increased 13.4 percent to $898.3 million from net sales of $792.0 million for the 52-week fiscal year ended January 31, 2009. Comparable store net sales for the fiscal year increased by $56.9 million, or 7.8%, in comparison to the 52-week year ended January 31, 2009. The comparable store sales increase was primarily due to a 3.9% increase in the average retail price of merchandise sold during the year, to a 2.0% increase in the average number of units sold per transaction, and to a 1.3% increase in the number of transactions at comparable stores during the year. Sales growth for the fiscal year was also attributable to the inclusion of a full year of operating results for the 21 new stores opened during fiscal 2008, to the opening of 20 new stores during fiscal 2009, and to growth in online sales. Online sales for the year (which are not included in comparable store sales) increased 45.2% to $52.3 million. Average sales per square foot for fiscal 2009 increased 6.8% from $401 to $428. Total square footage as of January 30, 2010 was 2.017 million.

The Company's average retail price per piece of merchandise sold increased $1.69, or 3.9%, during fiscal 2009 compared to fiscal 2008. This $1.69 increase was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): an 8.5% increase in average denim price points ($1.52), a 9.5% increase in average footwear price points ($0.18), and an 8.5% increase in average active apparel price points ($0.15). These increases were partially offset by the impact of a shift in the merchandise mix (-$0.10) and by reduced price points in certain other categories (-$0.06). These changes are primarily a reflection of merchandise shifts in terms of brands and product styles, fabrics, details, and finishes.

Gross profit after buying, distribution, and occupancy costs increased $57.1 million in fiscal 2009 to $400.6 million, a 16.6% increase. As a percentage of net sales, gross profit increased from 43.4% in fiscal 2008 to 44.6% in fiscal 2009. The increase was attributable to a 1.0% improvement, as a percentage of net sales, in actual merchandise margins; which was achieved through reduced markdowns and strong sell through of new product during the year that was partially offset by an increase in Primo Card redemptions. The increase was also attributable to a 0.10% reduction, as a percentage of net sales, in expense related to the incentive bonus accrual and a 0.10% reduction related to leveraged buying, distribution, and occupancy costs. Merchandise shrinkage was flat at 0.50% of net sales for both fiscal 2009 and fiscal 2008.

Selling expenses increased from $151.3 million in fiscal 2008 to $168.7 million in fiscal 2009, an 11.6% increase. Selling expenses as a percentage of net sales decreased from 19.1% in fiscal 2008 to 18.8% in fiscal 2009. The reduction was primarily attributable to a 0.25% reduction, as a percentage of net sales, in expense related to the incentive bonus accrual, to a 0.15% reduction in store payroll expense, and to a 0.10% reduction related to the leveraging of certain other selling expenses. These reductions were partially offset by an increase in internet related fulfillment and marketing expenses (0.20%, as a percentage of net sales).

General and administrative expenses increased from $30.0 million in fiscal 2008 to $32.4 million in fiscal 2009, a 7.9% increase. As a percentage of net sales, general and administrative expenses decreased from 3.8% in fiscal 2008 to 3.6% in fiscal 2009. General and administrative expenses for fiscal 2008 are reported net of a $3.0 million gain from the involuntary conversion of one of the Company's corporate aircrafts to a monetary asset upon receipt of $11.5 million in insurance proceeds. The aircraft was destroyed by a tornado that hit the airport in Kearney, Nebraska on May 29, 2008. Excluding the $3.0 million gain recognized during the second quarter of the fiscal year, general and administrative expenses were 4.2% of net sales in fiscal 2008 compared to 3.6% in fiscal 2009. The reduction was primarily attributable to a 0.30% reduction, as a percentage of net sales, in expense related to the incentive bonus accrual and to a 0.30% reduction related to the leveraging of certain other general and administrative expenses.

As a result of the above changes, the Company's income from operations increased $37.3 million to $199.5 million for fiscal 2009, a 23.0% increase compared to fiscal 2008. Income from operations was 22.2% as a percentage of net sales in fiscal 2009 compared to 20.5% as a percentage of net sales in fiscal 2008. Excluding the $3.0 million gain on the involuntary disposal of a corporate aircraft, income from operations in fiscal 2008 was 20.1% as a percentage of net sales.

Other income decreased from $7.8 million in fiscal 2008 to $3.7 million in fiscal 2009, a 53.1% decrease. The decrease in other income is due to a reduction in income earned on the Company's cash and investments, as a result of lower interest rates.

Income tax expense as a percentage of pre-tax income was 36.7% in fiscal 2008 and 37.6% in fiscal 2009, bringing net income to $127.3 million in fiscal 2009 versus $104.4 million in fiscal 2008, an increase of 21.9%. The effective income tax rate increased for fiscal 2009 due to less income generated from tax-exempt investments.

Fiscal 2008 Compared to Fiscal 2007

Net sales for the 52-week fiscal year ended January 31, 2009, increased 27.8 percent to $792.0 million from net sales of $619.9 million for the 52-week fiscal year ended February 2, 2008. Comparable store net sales for the fiscal year increased by $119.1 million, or 20.6%, in comparison to the 52-week year ended February 2, 2008. The comparable store sales increase was primarily due to an increase in the number of transactions at comparable stores during the year, in addition to a 5.0% increase in the average retail price of merchandise sold during the year and a 2.5% increase in the average number of units sold per transaction. Sales growth for the fiscal year was also attributable to the inclusion of a full year of operating results for the 20 new stores opened during fiscal 2007, to the opening of 21 new stores during fiscal 2008, and to growth in online sales. Average sales per square foot for fiscal 2008 increased 19.7% from $335 to $401. Total square footage as of January 31, 2009 was 1.928 million.

The Company's average retail price per piece of merchandise sold increased $2.06, or 5.0%, during fiscal 2008 compared to fiscal 2007. This $2.06 increase was primarily attributable to the following changes (with their corresponding effect on the overall average price per piece): an 11.3% increase in average knit shirt price points ($1.35), a 7.1% increase in average denim price points ($1.19), a 12.7% increase in average woven shirt price points ($0.29), a 4.3% increase in average accessory price points ($0.14), a 12.3% increase in average sweater price points ($0.12), and increased average price points in certain other categories ($0.10). These increases were partially offset by the impact of a shift in the merchandise mix (-$1.13). These changes are primarily a reflection of merchandise shifts in terms of brands and product styles, fabrics, details, and finishes.

Gross profit after buying, distribution, and occupancy costs increased $88.9 million in fiscal 2008 to $343.5 million, a 34.9% increase. As a percentage of net sales, gross profit increased from 41.1% in fiscal 2007 to 43.4% in fiscal 2008. The increase was primarily due to a 0.50% improvement, as a percentage of net sales, in actual merchandise margins, which was achieved through an increase in regular-price selling during the period that was partially offset by an increase in Primo Card redemptions and a slight reduction, as a percentage of net sales, in private label merchandise sales. The increase was also attributable to a 1.90% reduction, as a percentage of net sales, related to leveraged buying, distribution, and occupancy costs. These improvements were partially offset by an increase in expense related to the incentive bonus accrual (0.10%, as a percentage of net sales). Merchandise shrinkage was flat at 0.50% of net sales for both fiscal 2008 and fiscal 2007.

Selling expenses increased from $118.7 million in fiscal 2007 to $151.3 million in fiscal 2008, a 27.4% increase. Selling expenses as a percentage of net sales was 19.1% in both fiscal 2007 and fiscal 2008. Increases driven primarily by an increase in expense related to the incentive bonus accrual (0.60%, as a percentage of net sales), an increase in internet related fulfillment and marketing expenses (0.15%, as a percentage of net sales), and investments made during the fourth quarter related to certain store fixtures and supplies (0.20%, as a percentage of net sales) were offset by a 0.65% reduction, as a percentage of net sales, in store payroll expense and a 0.30% reduction related the leveraging of certain other selling expenses.

General and administrative expenses increased from $26.2 million in fiscal 2007 to $30.0 million in fiscal 2008, a 14.6% increase. As a percentage of net sales, general and administrative expenses decreased from 4.2% in fiscal 2007 to 3.8% in fiscal 2008. General and administrative expenses for fiscal 2008 are reported net of a $3.0 million gain from the involuntary conversion of one of the Company's corporate aircrafts to a monetary asset upon receipt of $11.5 million in insurance proceeds. The aircraft was destroyed by a tornado that hit the airport in Kearney, Nebraska on May 29, 2008. Excluding the $3.0 million gain recognized during the second quarter of the fiscal year, general and administrative expenses were 4.2% of net sales in both fiscal 2007 and fiscal 2008. An increase in expense related to the incentive bonus accrual (0.20%, as a percentage of net sales) was offset by a 0.20% reduction, as a percentage of net sales, related to the leveraging of certain other general and administrative expenses

As a result of the above changes, the Company's income from operations increased $52.6 million to $162.2 million for fiscal 2008, a 48.0% increase compared to fiscal 2007. Income from operations was 20.5% as a percentage of net sales in fiscal 2008 compared to 17.7% as a percentage of net sales in fiscal 2007.

Other income decreased from $9.2 million in fiscal 2007 to $7.8 million in fiscal 2008, a 14.7% decrease. The decrease in other income is due to a reduction in income earned on the Company's cash and investments, as a result of lower interest rates.

Additionally, as referenced in Note B to the financial statements, the Company recorded a total of $5.2 million in unrealized losses during fiscal 2008 resulting from the other-than-temporary impairment of certain of its investments in auction-rate securities. The other-than-temporary impairment has been recorded as a separate component in the statement of income for the fiscal year ended January 31, 2009.

Income tax expense as a percentage of pre-tax income was 36.7% in both fiscal 2007 and fiscal 2008, bringing net income to $104.4 million in fiscal 2008 versus $75.2 million in fiscal 2007, an increase of 38.8%.

LIQUIDITY AND CAPITAL RESOURCES

As of January 30, 2010, the Company had working capital of $172.8 million, including $135.3 million of cash and cash equivalents and $22.7 million of short-term investments. The Company's cash receipts are generated from retail sales and from investment income, and the Company's primary ongoing cash requirements are for inventory, payroll, occupancy costs, dividend payments, new store expansion, remodeling, and other capital expenditures. Historically, the Company's primary source of working capital has been cash flow from operations. During fiscal 2009, 2008, and 2007 the Company's cash flow from operations was $158.0 million, $143.7 million, and $121.1 million, respectively.

The Company has available an unsecured line of credit of $17.5 million with Wells Fargo Bank, N.A. for operating needs and letters of credit. The line of credit provides that outstanding letters of credit cannot exceed $10.0 million. Borrowings under the line of credit provide for interest to be paid at a rate equal to the prime rate established by the Bank. The Company has, from time to time, borrowed against these lines of credit. There were no borrowings during fiscal 2009, 2008, and 2007. The Company had no bank borrowings as of January 30, 2010 and was in compliance with the terms and conditions of the line of credit agreement. During fiscal 2009, the Company extended this line of credit agreement through July 31, 2012.

Dividend payments – During fiscal 2009, the Company paid total cash dividends of $120.3 million as follows: $0.20 per share in each of the four quarters and a special one-time cash dividend of $1.80 per share in the third quarter. During fiscal 2008, cash dividends totaled $126.7 million as follows: $0.1667 per share in the first and second quarters, $0.20 per share in the third and fourth quarters, and a special one-time cash dividend of $2.00 per share in the third quarter. During fiscal 2007, cash dividends totaled $27.0 million as follows: $0.1333 per share in the first and second quarters and $0.1667 per share in the third and fourth quarters. Dividend amounts prior to the Company's 3-for-2 stock split with distribution date of October 30, 2008, have been adjusted to reflect the impact of this stock split. The Company plans to continue its quarterly dividends in fiscal 2010.

Stock repurchase plan - During fiscal 2009, the Company did not repurchase any shares of its common stock. The Company did, however, use cash for repurchasing shares of its common stock during fiscal 2008 and 2007. The Company purchased 557,100 shares in fiscal 2008 at a cost of $9.4 million and 963,750 shares in fiscal 2007 at a cost of $21.6 million. For fiscal 2007, the number of shares purchased prior to the Company's 3-for-2 stock split in October 2008, have been adjusted to reflect the impact of this stock split. The Board of Directors authorized a new 1,000,000 share repurchase plan on November 20, 2008, of which 799,300 shares remained available for repurchase as of January 30, 2010.

During fiscal 2009, 2008, and 2007, the Company invested $35.1 million, $28.6 million, and $25.2 million, respectively, in new store construction, store renovation, and store technology upgrades. The Company spent $15.5 million, $3.6 million, and $2.3 million in fiscal 2009, 2008, and 2007, respectively, in capital expenditures for the corporate headquarters and distribution facility. The Company also spent $15.2 million during fiscal 2008 to purchase a new corporate aircraft as a replacement for the aircraft that was destroyed by a tornado. The capital spending for the corporate headquarters and distribution center during fiscal 2009 included $5.5 million invested in the expansion of the Company's online fulfillment infrastructure within its current warehouse and distribution center in Kearney, Nebraska. The newly expanded online fulfillment center went live in June 2009 and the expansion approximately doubled the size of the previous infrastructure. Fiscal 2009 capital spending for the corporate headquarters also included payments made as work progressed on the Company's new distribution center currently under construction in Kearney, Nebraska.

During fiscal 2010, the Company anticipates completing approximately 45 store construction projects, including approximately 20 new stores and approximately 25 stores to be remodeled and/or relocated. As of March 2010, leases for 21 new stores have been signed and no new leases are under negotiation; however, exact new store openings, remodels, and relocations may vary from those anticipated. The average cost of opening a new store during fiscal 2009 was approximately $0.9 million, including construction costs of approximately $0.7 million and inventory costs of approximately $0.2 million, net of payables. Management estimates that total capital expenditures during fiscal 2010 will be approximately $65 to $70 million, which includes planned new store and store remodeling projects, the planned replacement of the Company's current point-of-sale software and hardware, and the completion of the Company's new distribution center. The Company believes that existing cash and cash equivalents, investments, and cash flow from operations will be sufficient to fund current and long-term anticipated capital expenditures and working capital requirements for the next several years. The Company has had a consistent record of generating positive cash flows each year and, as of January 30, 2010, had total cash and investments of $230.8 million. The Company does not currently have plans for any merger or acquisition, and has fairly consistent plans for new store expansion and remodels. Based upon past results and current plans, management does not anticipate any large swings in the Company's need for cash in the upcoming years.

Future conditions, however, may reduce the availability of funds based upon factors such as a decrease in demand for the Company's product, change in product mix, competitive factors, and general economic conditions as well as other risks and uncertainties which would reduce the Company's sales, net profitability, and cash flows. Also, the Company's acceleration in store openings and/or remodels, or entering into a merger, acquisition, or other financial related transaction could reduce the amount of cash available for further capital expenditures and working capital requirements.

Auction-Rate Securities - As of January 30, 2010, total cash and investments included $22.8 million of auction-rate securities ("ARS") and $0.0 million of preferred securities, which compares to $30.3 million of ARS and $0.6 million of preferred securities as of January 31, 2009. Of the $22.8 million in ARS and preferred securities as of January 30, 2010, $1.3 million has been included in short-term investments, due to known or anticipated subsequent redemptions at par value plus accrued interest, and $21.5 million has been included in long-term investments. ARS have a long-term stated maturity, but are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. During February 2008, a significant number of auctions related to these securities failed, meaning that there was not enough demand to sell the entire issue at auction. The failed auctions have limited the current liquidity of the Company's investments in ARS and the Company has reason to believe that certain of the underlying issuers of its ARS are currently at risk. The Company does not anticipate, however, that further auction failures will have a material impact on the Company's ability to fund its business.

ARS and preferred securities are reported at fair market value, and as of January 30, 2010, the reported investment amount is net of a $1.3 million temporary impairment and a $2.7 million other-than-temporary impairment ("OTTI") to account for the impairment of certain securities from their stated par value. The Company reported the $1.3 million temporary impairment, net of tax, as an "accumulated other comprehensive loss" of $0.8 million in stockholders' equity as of January 30, 2010. The Company has accounted for the impairment as temporary, as it currently expects to be able to successfully liquidate its investments without loss once the ARS market resumes normal operations. During fiscal 2009, the Company was able to successfully liquidate $5.3 million of its investments in ARS at par value. The Company also liquidated investments in preferred securities that were valued at $2.2 million ($5.4 million at par value) as of January 31, 2009 for $3.9 million, and recorded a gain of $1.7 million in the statement of income for the fiscal year ended January 30, 2010.

The Company reviews all investments for OTTI at least quarterly or as indicators of impairment exist and added $0.7 million to OTTI during the fourth quarter of fiscal 2009. The value and liquidity of ARS held by the Company may be affected by continued auction-rate failures, the credit quality of each security, the amount and timing of interest payments, the amount and timing of future principal payments, and the probability of full repayment of the principal. Additional indicators of impairment include the duration and severity of the decline in market value. The interest rates on these investments will be determined by the terms of each individual ARS. The material risks associated with the ARS held by the Company include those stated above as well as the current economic environment, downgrading of credit ratings on investments held, and the volatility of the entities backing each of the issues. In addition, the Company considers qualitative factors including, but not limited to, the financial condition of the investee, the credit rating of the investee, and the current and expected market and industry conditions in which the investee operates. The Company believes it has the ability and intent to hold these investments until recovery of market value occurs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon The Buckle, Inc.'s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the financial statement date, and the reported amounts of sales and expenses during the reporting period. The Company regularly evaluates its estimates, including those related to inventory, investments, incentive bonuses, and income taxes. Management bases its estimates on past experience and on various other factors that are thought to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes that the estimates and judgments used in preparing these financial statements were the most appropriate at that time. Presented below are those critical accounting policies that management believes require subjective and/or complex judgments that could potentially affect reported results of operations.

1. ***Revenue Recognition.*** Retail store sales are recorded upon the purchase of merchandise by customers. Online sales are recorded when merchandise is delivered to the customer, with the time of delivery being based on estimated shipping time from the Company's distribution center to the customer. Shipping fees charged to customers are included in revenue and shipping costs are included in selling expenses. The Company accounts for layaway sales in accordance with FASB ASC 605, *Revenue Recognition*, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. Revenue is not recorded when gift cards and gift certificates are sold, but rather when a card or certificate is redeemed for merchandise. A current liability for unredeemed gift cards and certificates is recorded at the time the card or certificate is purchased. The amounts of the gift certificate and gift card liabilities are determined using the outstanding balances from the prior three and four years of issuance, respectively. The liability recorded for unredeemed gift certificates and gift cards was $13.5 million and $10.1 million as of January 30, 2010 and January 31, 2009, respectively. The Company records breakage as other income when the probability of redemption, which is based on historical redemption patterns, is remote. Breakage reported for the fiscal years ended January 30, 2010, January 31, 2009, and February 2, 2008 was $0.4 million, $0.4 million, and $0.0 million, respectively.

   The Company establishes a liability for estimated merchandise returns based upon the historical average sales return percentage. Customer returns could potentially exceed the historical average, thus reducing future net sales results and potentially reducing future net earnings. The accrued liability for reserve for sales returns was $0.6 million and $0.5 million at January 30, 2010 and January 31, 2009, respectively.

2. ***Inventory.*** Inventory is valued at the lower of cost or market. Cost is determined using an average cost method that approximates the first-in, first-out (FIFO) method. Management makes adjustments to inventory and cost of goods sold, based upon estimates, to reserve for merchandise obsolescence and markdowns that could affect market value, based on assumptions using calculations applied to current inventory levels within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group and the overall aging of the inventory versus the estimated future demand for such product and the current market conditions. Such judgments could vary significantly from actual results, either favorably or unfavorably, due to fluctuations in future economic conditions, industry trends, consumer demand, and the competitive retail environment. Such changes in market conditions could negatively impact the sale of markdown inventory, causing further markdowns or inventory obsolescence, resulting in increased cost of goods sold from write-offs and reducing the Company's net earnings. The liability recorded as a reserve for markdowns and/or obsolescence was $5.8 million and $6.2 million as of January 30, 2010 and January 31, 2009, respectively. The Company is not aware of any events, conditions, or changes in demand or price that would indicate that its inventory valuation may not be materially accurate at this time.

3. ***Income Taxes.*** The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the Company determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. Estimating the value of these assets is based upon the Company's judgment. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased. Adjustment would be made to increase net income in the period such determination was made.

4. ***Operating Leases.*** The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income.

   For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of income. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability on the balance sheets and the corresponding rent expense when specified levels have been achieved or are reasonably probable to be achieved.

5. ***Investments.*** As more fully described in Liquidity and Capital Resources on pages 22 to 24 and in Note B to the financial statements on pages 39 to 41, in prior years the Company invested a portion of its investments in auction-rate securities ("ARS") and preferred securities. These investments are classified as available-for-sale securities and are reported at fair market values of $22.8 million and $30.9 million as of January 30, 2010 and January 31, 2009, respectively.

   The Company reviews impairment in accordance with FASB ASC 320, *Investments-Debt and Equity Securities*, to determine the classification of potential impairments as either temporary or other-than-temporary. A temporary impairment results in an unrealized loss being recorded in other comprehensive income. An impairment that is considered other-than-temporary would be recognized in net income. The Company considers various factors in reviewing impairment, including the duration and severity of the decline in market value. In addition, the Company considers qualitative factors including, but not limited to, the financial condition of the investee, the credit rating of the investee, the current and expected market and industry conditions in which the investee operates, and the Company's intent and ability to hold the investments for a period of time sufficient to allow for any anticipated recovery in market value. The Company believes it has the ability and maintains its intent to hold these investments until recovery of market value occurs.

   The Company determined the fair value of ARS using Level 1 inputs for known or anticipated subsequent redemptions at par value, Level 2 inputs using observable inputs, and Level 3 using unobservable inputs, where the following criteria were considered in estimating fair value:

   - Pricing was provided by the custodian of ARS;
   - Pricing was provided by a third-party broker for ARS;
   - Sales of similar securities;
   - Quoted prices for similar securities in active markets;
   - Quoted prices for publicly traded preferred securities;
   - Quoted prices for similar assets in markets that are not active - including markets where there are few transactions for the asset, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly;
   - Pricing was provided by a third-party valuation consultant (using Level 3 inputs).

In addition, the Company considers other factors including, but not limited to, the financial condition of the investee, the credit rating, insurance, guarantees, collateral, cash flows, and the current and expected market and industry conditions in which the investee operates. Management believes it has used information that was reasonably obtainable in order to complete its valuation process and determine if the Company's investments in ARS had incurred any temporary and/or other-than-temporary impairment as of January 30, 2010.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND COMMERCIAL COMMITMENTS

As referenced in the tables below, the Company has contractual obligations and commercial commitments that may affect the financial condition of the Company. Based on management's review of the terms and conditions of its contractual obligations and commercial commitments, there is no known trend, demand, commitment, event, or uncertainty that is reasonably likely to occur which would have a material effect on the Company's financial condition, results of operations, or cash flows.

In addition, the commercial obligations and commitments made by the Company are customary transactions, which are similar to those of other comparable retail companies. The operating lease obligations shown in the table below represent future cash payments to landlords required to fulfill the Company's minimum rent requirements. Such amounts are actual cash requirements by year and are not reported net of any tenant improvement allowances received from landlords.

The following tables identify the material obligations and commitments as of January 30, 2010:

	Payments Due by Period				
Contractual Obligations (dollar amounts in thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ -	$ -	$ -	$ -	$ -
Purchase obligations	$ 20,014	$ 20,014	$ -	$ -	$ -
Deferred compensation	$ 5,957	$ -	$ -	$ -	$ 5,957
Operating leases	$ 303,956	$ 49,006	$ 83,119	$ 67,236	$ 104,595
Total contractual obligations	$ 329,927	$ 69,020	$ 83,119	$ 67,236	$ 110,552

	Amount of Commitment Expiration by Period				
Other Commercial Commitments (dollar amounts in thousands)	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Lines of credit	$ -	$ -	$ -	$ -	$ -
Total commercial commitments	$ -	$ -	$ -	$ -	$ -

The Company has available an unsecured line of credit of $17.5 million, of which $10.0 million is available for letters of credit, which is excluded from the preceding table. Certain merchandise purchase orders require that the Company open letters of credit. When the Company takes possession of the merchandise, it releases payment on the letters of credit. The amounts of outstanding letters of credit reported reflect the open letters of credit on merchandise ordered, but not yet received or funded. The Company believes it has sufficient credit available to open letters of credit for merchandise purchases. There were no bank borrowings during fiscal 2009, 2008, and 2007. The Company had outstanding letters of credit totaling $0.6 million and $1.1 million at January 30, 2010 and January 31, 2009, respectively. The Company has no other off-balance sheet arrangements.

SEASONALITY AND INFLATION

The Company's business is seasonal, with the holiday season (from approximately November 15 to December 30) and the back-to-school season (from approximately July 15 to September 1) historically contributing the greatest volume of net sales. For fiscal years 2009, 2008, and 2007, the holiday and back-to-school seasons accounted for approximately 35%, 37%, and 38%, respectively, of the Company's fiscal year net sales. Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation has had a material effect on the results of operations during the past three fiscal years. Quarterly results may vary significantly depending on a variety of factors including the timing and amount of sales and costs associated with the opening of new stores, the timing and level of markdowns, the timing of store closings, the remodeling of existing stores, competitive factors, and general economic conditions.

RELATED PARTY TRANSACTIONS

Included in other assets is a note receivable of $1.0 million at both January 30, 2010 and January 31, 2009, from a life insurance trust fund controlled by the Company's Chairman. The note was created over three years, beginning in July 1994, when the Company paid life insurance premiums of $0.2 million each year for the Chairman on a personal policy. The note accrues interest at 5% of the principal balance per year and is to be paid from the life insurance proceeds. The note is secured by a life insurance policy on the Chairman.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective February 3, 2008, the Company adopted the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures*. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FASB ASC 820 apply to all financial instruments that are being measured and reported on a fair value basis. In addition, FASB ASC 820-10-15-1A delayed the effective date of FASB ASC 820 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of FASB ASC 820 during fiscal 2008 for all financial instruments and the adoption during fiscal 2009 for all non-financial assets and liabilities did not have any impact on the Company's financial position or results of operations.

Effective February 3, 2008, the Company adopted the provisions of FASB ASC 825, *Financial Instruments*. FASB ASC 825 provides an option for companies to report selected financial assets and liabilities at fair value. Although the Company adopted the provisions of FASB ASC 825 effective February 3, 2008, it did not elect the fair value option for any financial instruments or other items held by the Company. Therefore, the adoption of FASB ASC 825 did not have any impact on the Company's financial position or results of operations.

In May 2009, FASB issued FASB ASC 855, *Subsequent Events*. This guidance requires management to evaluate subsequent events through the date the financial statements are issued, or are available to be issued, and requires companies to disclose the date through which such subsequent events have been evaluated. FASB ASC 855 was effective for financial statements issued for interim or annual reporting periods ending after June 15, 2009. In February 2010, FASB issued Accounting Standards Update 2010-09 which removed the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. The adoption of FASB ASC 855 did not have any impact on the Company's financial position or results of operations.

In June 2009, FASB issued FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB *Accounting Standards Codification* ("ASC") as the single source of GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of FASB ASC 105, the codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the codification became non-authoritative. FASB ASC 105 was effective for financial statements issued for interim or annual reporting periods ending after September 15, 2009. Therefore, the Company adopted the provisions of FASB ASC 105 on August 2, 2009. The adoption of FASB ASC 105 did not have any impact on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

Information in this report, other than historical information, may be considered to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "1995 Act"). Such statements are made in good faith by the Company pursuant to the safe-harbor provisions of the 1995 Act. In connection with these safe-harbor provisions, this management's discussion and analysis contains certain forward-looking statements, which reflect management's current views and estimates of future economic conditions, Company performance, and financial results. The statements are based on many assumptions and factors that could cause future results to differ materially. Such factors include, but are not limited to, changes in product mix, changes in fashion trends, competitive factors, and general economic conditions, economic conditions in the retail apparel industry, as well as other risks and uncertainties inherent in the Company's business and the retail industry in general. Any changes in these factors could result in significantly different results for the Company. The Company further cautions that the forward-looking information contained herein is not exhaustive or exclusive. The Company does not undertake to update any forward-looking statements, which may be made from time to time by or on behalf of the Company.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk - To the extent that the Company borrows under its line of credit facility, the Company would be exposed to market risk related to changes in interest rates. As of January 30, 2010, no borrowings were outstanding under the line of credit facility. The Company is not a party to any derivative financial instruments. Additionally, the Company is exposed to market risk related to interest rate risk on the cash and investments in interest-bearing securities. These investments have carrying values that are subject to interest rate changes that could impact earnings to the extent that the Company did not hold the investments to maturity. If there are changes in interest rates, those changes would also affect the investment income the Company earns on its cash and investments. For each one-quarter percent decline in the interest/dividend rate earned on cash and investments (approximately a 50% change in the rate earned), the Company's net income would decrease approximately $0.4 million or less than $0.01 per share. This amount could vary based upon the number of shares of the Company's stock outstanding and the level of cash and investments held by the Company.

Other Market Risk – At January 30, 2010, the Company held $26.8 million, at par value, of investments in auction-rate securities ("ARS") and preferred stock. The Company concluded that a $1.3 million temporary impairment and $2.7 million other-than-temporary impairment ("OTTI") existed related to these securities as of January 30, 2010. Given current market conditions in the ARS and capital markets, the Company may incur additional temporary or other-than-temporary impairment in the future if market conditions persist and the Company is unable to recover the cost of its investments in ARS.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Buckle, Inc.
Kearney, Nebraska

We have audited the accompanying balance sheets of The Buckle, Inc. (the "Company") as of January 30, 2010 and January 31, 2009, and the related statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended January 30, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The Buckle, Inc. as of January 30, 2010 and January 31, 2009, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 30, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 30, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report, dated March 31, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 31, 2010

THE BUCKLE, INC.

BALANCE SHEETS

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

ASSETS	January 30, 2010	January 31, 2009
CURRENT ASSETS:		
Cash and cash equivalents	$ 135,340	$ 162,463
Short-term investments (Notes A, B, and C)	22,687	19,150
Accounts receivable, net of allowance of $35 and $46, respectively	6,911	3,734
Inventory	88,187	83,963
Prepaid expenses and other assets (Note F)	11,684	17,655
Total current assets	264,809	286,965
PROPERTY AND EQUIPMENT (Note D):	305,974	264,154
Less accumulated depreciation and amortization	(159,392)	(147,460)
	146,582	116,694
LONG-TERM INVESTMENTS (Notes A, B, and C)	72,770	56,213
OTHER ASSETS (Notes F and G)	4,742	5,468
	$ 488,903	$ 465,340
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 24,364	$ 22,472
Accrued employee compensation	41,463	40,460
Accrued store operating expenses	8,866	7,701
Gift certificates redeemable	13,507	10,144
Income taxes payable	3,830	8,649
Total current liabilities	92,030	89,426
DEFERRED COMPENSATION (Note I)	5,957	4,090
DEFERRED RENT LIABILITY	36,657	34,602
Total liabilities	134,644	128,118
COMMITMENTS (Notes E and H)		
STOCKHOLDERS' EQUITY (Note J):		
Common stock, authorized 100,000,000 shares of $.01 par value; 46,381,263 and 45,906,265 shares issued and outstanding at January 30, 2010 and January 31, 2009, respectively	464	459
Additional paid-in capital	78,837	68,894
Retained earnings	275,751	268,789
Accumulated other comprehensive loss	(793)	(920)
Total stockholders' equity	354,259	337,222
	$ 488,903	$ 465,340

See notes to financial statements.

THE BUCKLE, INC.

STATEMENTS OF INCOME

(Dollar Amounts in Thousands Except Per Share Amounts)

	Fiscal Years Ended		
	January 30, 2010	**January 31, 2009**	**February 2, 2008**
SALES, Net of returns and allowances of $73,596, $54,973, and $42,087, respectively	$898,287	$792,046	$619,888
COST OF SALES (Including buying, distribution, and occupancy costs)	497,668	448,558	365,350
Gross profit	400,619	343,488	254,538
OPERATING EXPENSES:			
Selling	168,741	151,251	118,699
General and administrative	32,416	30,041	26,212
	201,157	181,292	144,911
INCOME FROM OPERATIONS	199,462	162,196	109,627
OTHER INCOME, Net (Note A)	3,674	7,829	9,183
GAIN (LOSS) - IMPAIRMENT OF SECURITIES (Note B)	991	(5,157)	-
INCOME BEFORE INCOME TAXES	204,127	164,868	118,810
PROVISION FOR INCOME TAXES (Note F)	76,824	60,459	43,563
NET INCOME	$127,303	$104,409	$ 75,247
EARNINGS PER SHARE (Note K):			
Basic	$ 2.79	$ 2.30	$ 1.69
Diluted	$ 2.73	$ 2.24	$ 1.63

See notes to financial statements.

THE BUCKLE, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

(Dollar Amounts in Thousands Except Share and Per Share Amounts)

	Number of Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCE, February 4, 2007	29,408,576	$ 294	$ 43,493	$ 242,800	$ -	$ 286,587
Net income	-	-	-	75,247	-	75,247
Dividends paid on common stock,						
($.1333 per share - 1st and 2nd quarters)	-	-	-	(12,014)	-	(12,014)
($.1667 per share - 3rd and 4th quarters)	-	-	-	(14,988)	-	(14,988)
Common stock issued on exercise of stock options	937,247	9	12,015	-	-	12,024
Issuance of non-vested stock, net of forfeitures	138,345	1	(1)	-	-	-
Amortization of non-vested stock grants, net of forfeitures	-	-	3,886	-	-	3,886
Stock option compensation expense	-	-	293	-	-	293
Common stock purchased and retired	(642,500)	(6)	(21,571)	-	-	(21,577)
Income tax benefit related to exercise of stock options	-	-	8,862	-	-	8,862
BALANCE, February 2, 2008	29,841,668	298	46,977	291,045	-	338,320
Net income	-	-	-	104,409	-	104,409
Dividends paid on common stock,						
($.1667 per share - 1st and 2nd quarters)	-	-	-	(15,269)	-	(15,269)
($.20 per share - 3rd and 4th quarters)	-	-	-	(18,474)	-	(18,474)
($2.00 per share - 3rd quarter)	-	-	-	(92,922)	-	(92,922)
Common stock issued on exercise of stock options	994,555	10	12,714	-	-	12,724
Issuance of non-vested stock, net of forfeitures	139,635	1	(1)	-	-	-
Amortization of non-vested stock grants, net of forfeitures	-	-	4,879	-	-	4,879
Stock option compensation expense	-	-	289	-	-	289
Common stock purchased and retired	(557,100)	(5)	(9,354)	-	-	(9,359)
Income tax benefit related to exercise of stock options	-	-	13,545	-	-	13,545
3-for-2 stock split	15,487,507	155	(155)	-	-	-
Unrealized loss on investments, net of tax	-	-	-	-	(920)	(920)
BALANCE, January 31, 2009	45,906,265	459	68,894	268,789	(920)	337,222
Net income	-	-	-	127,303	-	127,303
Dividends paid on common stock,						
($.20 per share - 1st, 2nd, 3rd, and 4th quarters)	-	-	-	(37,011)	-	(37,011)
($1.80 per share - 3rd quarter)	-	-	-	(83,330)	-	(83,330)
Common stock issued on exercise of stock options	278,430	3	1,823	-	-	1,826
Issuance of non-vested stock, net of forfeitures	196,568	2	(2)	-	-	-
Amortization of non-vested stock grants, net of forfeitures	-	-	4,988	-	-	4,988
Stock option compensation expense	-	-	175	-	-	175
Income tax benefit related to exercise of stock options	-	-	2,959	-	-	2,959
Unrealized loss on investments, net of tax	-	-	-	-	127	127
BALANCE, January 30, 2010	46,381,263	$ 464	$ 78,837	$ 275,751	$ (793)	$ 354,259

See notes to financial statements.

THE BUCKLE, INC.

STATEMENTS OF CASH FLOWS

(Dollar Amounts in Thousands)

	Fiscal Years Ended		
	January 30, 2010	**January 31, 2009**	**February 2, 2008**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 127,303	$ 104,409	$ 75,247
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	25,135	21,779	20,384
Amortization of non-vested stock grants, net of forfeitures	4,988	4,879	3,886
Stock option compensation expense	175	289	293
Gain on involuntary conversion of aircraft to monetary asset	-	(2,963)	-
(Gain) loss - impairment of securities	(991)	5,157	-
Deferred income taxes	414	(595)	(1,509)
Other	38	574	146
Changes in operating assets and liabilities:			
Accounts receivable	(1,967)	(895)	1,246
Inventory	(4,224)	(6,324)	(7,333)
Prepaid expenses and other assets	6,282	(2,478)	(1,542)
Accounts payable	(2,916)	(844)	8,903
Accrued employee compensation	1,003	12,624	10,036
Accrued store operating expenses	1,165	1,997	1,236
Gift certificates redeemable	3,363	1,633	1,802
Income taxes payable	(5,731)	906	5,576
Long-term liabilities and deferred compensation	3,922	3,581	2,709
Net cash flows from operating activities	157,959	143,729	121,080
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of property and equipment	(50,561)	(47,448)	(27,484)
Proceeds from sale of property and equipment	308	11,819	21
Change in other assets	(74)	(29)	167
Purchases of investments	(52,604)	(46,687)	(153,511)
Proceeds from sales / maturities of investments	33,703	148,818	117,079
Net cash flows from investing activities	(69,228)	66,473	(63,728)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from the exercise of stock options	1,826	12,724	12,024
Excess tax benefit from stock option exercises	2,661	11,268	7,744
Purchases of common stock	-	(9,359)	(21,577)
Payment of dividends	(120,341)	(126,665)	(27,002)
Net cash flows from financing activities	(115,854)	(112,032)	(28,811)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,123)	98,170	28,541
CASH AND CASH EQUIVALENTS, Beginning of year	162,463	64,293	35,752
CASH AND CASH EQUIVALENTS, End of year	$ 135,340	$ 162,463	$ 64,293

See notes to financial statements.

THE BUCKLE, INC.
NOTES TO FINANCIAL STATEMENTS
(Dollar Amounts in Thousands Except Share and Per Share Amounts)

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year – The Buckle, Inc. (the "Company") has its fiscal year end on the Saturday nearest January 31. All references in these financial statements to fiscal years are to the calendar year in which the fiscal year begins. Fiscal 2009 represents the 52-week period ended January 30, 2010, fiscal 2008 represents the 52-week period ended January 31, 2009, and fiscal 2007 represents the 52-week period ended February 2, 2008.

Nature of Operations – The Company is a retailer of medium to better-priced casual apparel, footwear, and accessories for fashion conscious young men and women operating 401 stores located in 41 states throughout the continental United States as of January 30, 2010.

During fiscal 2009, the Company opened 20 new stores, substantially renovated 22 stores, and closed 6 stores. During fiscal 2008, the Company opened 21 new stores, substantially renovated 13 stores, and closed 2 stores. During fiscal 2007, the Company opened 20 new stores, substantially renovated 7 stores, and closed 2 stores.

Revenue Recognition – Retail store sales are recorded upon the purchase of merchandise by customers. Online sales are recorded when merchandise is delivered to the customer, with the time of delivery being based on estimated shipping time from the Company's distribution center to the customer. Shipping fees charged to customers are included in revenue and shipping costs are included in selling expenses. Shipping costs were $5,420, $3,813, and $1,882 during fiscal 2009, 2008, and 2007, respectively. Merchandise returns are estimated based upon the historical average sales return percentage and accrued at the end of the period. The reserve for merchandise returns was $647 and $526 as of January 30, 2010 and January 31, 2009, respectively. The Company accounts for layaway sales in accordance with FASB ASC 605, *Revenue Recognition*, recognizing revenue from sales made under its layaway program upon delivery of the merchandise to the customer. The Company has several sales incentives that it offers customers including a frequent shopper punch card, B-Rewards gift certificates, and occasional sweepstakes and gift with purchase offers. The frequent shopper punch card is recognized as a cost of goods sold at the time of redemption, using the actual amount tendered. The B-Rewards incentives, based upon $10 for each $300 in net purchases, are recorded as a liability and as a selling expense at the time the gift certificates are earned. Sweepstake prizes are recorded as cost of goods sold (if it is a merchandise giveaway) or as a selling expense at the time the prize is redeemed by the customer, using actual costs incurred, and gifts with purchase are recorded as a cost of goods sold at the time of the purchase and gift redemption, using the actual cost of the gifted item.

The Company records the sale of gift cards and gift certificates as a current liability and recognizes a sale when a customer redeems the gift card or gift certificate. The amount of the gift certificate liability is determined using the outstanding balances from the prior three years of issuance and the gift card liability is determined using the outstanding balances from the prior four years of issuance. The Company records breakage as other income when the probability of redemption, which is based on historical redemption patterns, is remote. Breakage reported for the fiscal years ended January 30, 2010, January 31, 2009, and February 2, 2008 was $434, $389, and $0, respectively. The Company recognizes a current liability for the down payment made when merchandise is placed on layaway and recognizes layaways as a sale at the time the customer makes final payment and picks up the merchandise.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less when purchased to be cash equivalents.

Investments – The Company accounts for investments in accordance with FASB ASC 320, *Investments-Debt and Equity Securities*. Investments classified as short-term investments include securities with a maturity of greater than three months and less than one year, and a portion of the Company's investments in auction-rate securities ("ARS"), which are available-for-sale securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity (net of the effect of income taxes), using the specific identification method, until they are sold. The Company reviews impairments in accordance with FASB ASC 320 to determine the classification of potential impairments as either "temporary" or "other-than-temporary." A temporary impairment results in an unrealized loss being recorded in other comprehensive income. Impairments that are considered other-than-temporary are recognized as a loss in the statements of income. The Company considers various factors in reviewing impairments, including the length of time and extent to which the fair value has been less than the Company's cost basis, the financial condition and near-term prospects of the issuer, and the Company's intent and ability to hold the investments for a period of time sufficient to allow for any anticipated recovery in market value. Held-to-maturity securities are carried at amortized cost. The Company believes it has the ability and maintains its intent to hold these investments until recovery of market value occurs. Trading securities are reported at fair value, with unrealized gains and losses included in earnings, using the specific identification method.

Inventory – Inventory is stated at the lower of cost or market. Cost is determined using the average cost method. Management records a reserve for merchandise obsolescence and markdowns based on assumptions using calculations applied to current inventory levels by department within each of four different markdown levels. Management also reviews the levels of inventory in each markdown group, and the overall aging of inventory, versus the estimated future demand for such product and the current market conditions. The calculation for estimated markdowns and/or obsolescence reduced the Company's inventory valuation by $5,832 and $6,228 as of January 30, 2010 and January 31, 2009, respectively. The amount charged (credited) to cost of goods sold, resulting from changes in the markdown reserve balance, was $(396), $439, and $(581), for fiscal years 2009, 2008, and 2007, respectively.

Property and Equipment – Property and equipment are stated on the basis of historical cost. Depreciation is provided using a combination of accelerated and straight-line methods based upon the estimated useful lives of the assets. The majority of property and equipment have useful lives of five to ten years with the exception of buildings, which have estimated useful lives of 31.5 to 39 years. Leasehold improvements are stated on the basis of historical cost and are amortized over the shorter of the life of the lease or the estimated economic life of the assets. When circumstances indicate the carrying values of long-lived assets may be impaired, an evaluation is performed on current net book value amounts. Judgments made by the Company related to the expected useful lives of property and equipment and the ability to realize cash flows in excess of carrying amounts of such assets are affected by factors such as changes in economic conditions and changes in operating performance. As the Company assesses the expected cash flows and carrying amounts of long-lived assets, adjustments are made to such carrying values.

Pre-Opening Expenses – Costs related to opening new stores are expensed as incurred.

Advertising Costs – Advertising costs are expensed as incurred and were $8,521, $7,674, and $6,376 for fiscal years 2009, 2008, and 2007, respectively.

Health Care Costs - The Company is self-funded for health and dental claims up to $200 per individual per plan year. The Company's plan covers eligible employees, and management makes estimates at period end to record a reserve for unpaid claims based upon historical claims information. The accrued liability as a reserve for unpaid health care claims was $700 and $600 as of January 30, 2010 and January 31, 2009, respectively.

Operating Leases – The Company leases retail stores under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin expensing rent, which is generally when the Company enters the space and begins to make improvements in preparation of intended use.

For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income.

For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of income. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability in "accrued store operating expenses" on the balance sheets and the corresponding rent expense when specified levels have been achieved or are reasonably probable to be achieved.

Other Income – The Company's other income is derived primarily from interest and dividends received on cash and investments, but also includes miscellaneous other sources of income.

Income Taxes – The Company records a deferred tax asset and liability for expected future tax consequences resulting from temporary differences between financial reporting and tax bases of assets and liabilities. The Company considers future taxable income and ongoing tax planning in assessing the value of its deferred tax assets. If the judgment of the Company's management determines that it is more than likely that these assets will not be realized, the Company would reduce the value of these assets to their expected realizable value, thereby decreasing net income. If the Company subsequently determined that the deferred tax assets, which had been written down, would be realized in the future, such value would be increased, thus increasing net income in the period such determination was made. The Company records tax benefits only for tax positions that are more than likely to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely to be realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

Stock Splits – On September 15, 2008, the Company's Board of Directors approved a 3-for-2 stock split payable in the form of a stock dividend for shareholders of record as of October 15, 2008, with a distribution date of October 30, 2008. All share and per share data (except par value and historical stockholders' equity data) presented in the financial statements for all periods has been adjusted to reflect the impact of this stock split.

Financial Instruments and Credit Risk Concentrations – Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, investments, and accounts receivable. The Company places its investments primarily in tax-free municipal bonds, auction-rate securities, or U.S. Treasury securities with short-term maturities and limits the amount of credit exposure to any one entity.

Of the Company's $230,797 in total cash and investments as of January 30, 2010, $22,792 was comprised of investments in auction-rate securities ("ARS"). ARS have a long-term stated maturity, but are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. Until February 2008, the ARS market was highly liquid. During February 2008, however, a significant number of auctions related to these securities failed, meaning that there was not enough demand to sell the entire issue at auction. The failed auctions have limited the current liquidity of certain of the Company's investments in ARS and the Company has reason to believe that certain of the underlying issuers of its ARS are currently at risk. The Company does not, however, anticipate that further auction failures will have a material impact on the Company's ability to fund its business.

Concentrations of credit risk with respect to accounts receivable are limited due to the nature of the Company's receivables, which include primarily employee receivables that can be offset against future compensation. The Company's financial instruments have a fair value approximating the carrying value.

Earnings Per Share – Basic earnings per share data are based on the weighted average outstanding common shares during the period. Diluted earnings per share data are based on the weighted average outstanding common shares and the effect of all dilutive potential common shares, including stock options. Basic and diluted earnings per share for fiscal 2007 have been adjusted to reflect the impact of the Company's 3-for-2 stock split paid in the form of a stock dividend on October 30, 2008.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive Income – Comprehensive income consists of net income and unrealized gains and losses on available-for-sale securities. Unrealized losses on the Company's investments in auction-rate securities have been included in accumulated other comprehensive loss and are separately included as a component of stockholders' equity, net of related income taxes.

	Fiscal Years Ended		
	January 30, 2010	**January 31, 2009**	**February 2, 2008**
Net income	$ 127,303	$ 104,409	$ 75,247
Changes in net unrealized losses on investments in auction-rate securities, net of taxes of $(75), $540, and $0, respectively	127	(920)	-
Comprehensive income	$ 127,430	$ 103,489	$ 75,247

Recently Issued Accounting Pronouncements – Effective February 3, 2008, the Company adopted the provisions of FASB ASC 820, *Fair Value Measurements and Disclosures*. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of FASB ASC 820 apply to all financial instruments that are being measured and reported on a fair value basis. In addition, FASB ASC 820-10-15-1A delayed the effective date of FASB ASC 820 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of FASB ASC 820 during fiscal 2008 for all financial instruments and the adoption during fiscal 2009 for all non-financial assets and liabilities did not have any impact on the Company's financial position or results of operations.

Effective February 3, 2008, the Company adopted the provisions of FASB ASC 825, *Financial Instruments*. FASB ASC 825 provides an option for companies to report selected financial assets and liabilities at fair value. Although the Company adopted the provisions of FASB ASC 825 effective with the beginning of the Company's 2008 fiscal year, it did not elect the fair value option for any financial instruments or other items held by the Company. Therefore, the adoption of FASB ASC 825 did not have any impact on the Company's financial position or results of operations.

In May 2009, FASB issued FASB ASC 855, *Subsequent Events*. This guidance requires management to evaluate subsequent events through the date the financial statements are issued, or are available to be issued, and requires companies to disclose the date through which such subsequent events have been evaluated. FASB ASC 855 was effective for financial statements issued for interim or annual reporting periods ending after June 15, 2009. In February 2010, FASB issued Accounting Standards Update 2010-09 which removed the requirement for SEC filers to disclose the date through which subsequent events have been evaluated. The adoption of FASB ASC 855 did not have any impact on the Company's financial position or results of operations. The Company has determined that there were no subsequent events requiring recognition or disclosure in the financial statements presented herein.

In June 2009, FASB issued FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB *Accounting Standards Codification* ("ASC") as the single source of GAAP recognized by FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of FASB ASC 105, the codification superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the codification became non-authoritative. FASB ASC 105 was effective for financial statements issued for interim or annual reporting periods ending after September 15, 2009. Therefore, the Company adopted the provisions of FASB ASC 105 on August 2, 2009. The adoption of FASB ASC 105 did not have any impact on the Company's financial position or results of operations.

Supplemental Cash Flow Information - The Company had non-cash investing activities during fiscal years 2009, 2008, and 2007 of $4,808, $1,839, and $1,582, respectively. The non-cash investing activity relates to unpaid purchases of property, plant, and equipment included in accounts payable as of the end of the year. Amounts reported as unpaid purchases are recorded as cash outflows from investing activities for purchases of property, plant, and equipment in the statement of cash flows in the period they are paid.

Additional cash flow information for the Company includes cash paid for income taxes during fiscal years 2009, 2008, and 2007 of $79,480, $48,879, and $31,730, respectively.

B. INVESTMENTS

The following is a summary of investments as of January 30, 2010:

	Amortized Cost or Par Value	Gross Unrealized Gains	Gross Unrealized Losses	Other-than-Temporary Impairment	Estimated Fair Value
Available-for-Sale Securities:					
Auction-rate securities	$ 24,775	$ -	$ (1,258)	$ (725)	$ 22,792
Municipal bonds	8,116	14	(14)	-	8,116
Preferred stock	2,000	-	-	(1,974)	26
	$ 34,891	$ 14	$ (1,272)	$ (2,699)	$ 30,934
Held-to-Maturity Securities:					
State and municipal bonds	$ 47,036	$ 535	$ (10)	-	$ 47,561
Fixed maturities	8,890	92	-	-	8,982
Certificates of deposit	1,640	27	-	-	1,667
U.S. treasuries	1,000	1	-	-	1,001
	$ 58,566	$ 655	$ (10)	$ -	$ 59,211
Trading Securities:					
Mutual funds	$ 6,200	$ -	$ (243)	$ -	$ 5,957

The following is a summary of investments as of January 31, 2009:

	Amortized Cost or Par Value	Gross Unrealized Gains	Gross Unrealized Losses	Other-than-Temporary Impairment	Estimated Fair Value
Available-for-Sale Securities:					
Auction-rate securities	$ 35,495	$ -	$ (1,460)	$ (3,757)	$ 30,278
Preferred stock	2,000	-	-	(1,400)	600
	$ 37,495	$ -	$ (1,460)	$ (5,157)	$ 30,878
Held-to-Maturity Securities:					
State and municipal bonds	$ 31,965	$ 536	$ (90)	-	$ 32,411
Fixed maturities	2,500	37	(7)	-	2,530
Certificates of deposit	2,945	42	-	-	2,987
U.S. treasuries	2,985	19	(9)	-	2,995
	$ 40,395	$ 634	$ (106)	$ -	$ 40,923
Trading Securities:					
Mutual funds	$ 5,165	$ -	$ (1,075)	$ -	$ 4,090

The auction-rate securities and preferred stock were invested as follows as of January 30, 2010:

Nature	Underlying Collateral	Par Value
Municipal revenue bonds	92% insured by AAA/AA/A-rated bond insurers at January 30, 2010	$11,700
Municipal bond funds	Fixed income instruments within issuers' money market funds	9,325
Student loan bonds	Student loans guaranteed by state entities	3,750
Preferred stock	Underlying investments of closed-end funds	2,000
Total par value		$26,775

As of January 30, 2010, the Company's auction-rate securities portfolio was 57% AAA/Aaa-rated, 27% AA/Aa-rated, 9% A-rated, and 7% below A-rated.

The amortized cost and fair value of debt securities by contractual maturity as of January 30, 2010 is as follows:

	Amortized Cost	Fair Value
Available-for-sale securities		
Less than 1 year	$ 2,950	$ 2,950
1 - 5 years	1,452	1,454
5 - 10 years	1,206	1,209
Greater than 10 years	2,508	2,503
	$ 8,116	$ 8,116
Held-to-maturity securities		
Less than 1 year	$ 18,387	$ 18,520
1 - 5 years	35,802	36,234
5 - 10 years	1,926	1,978
Greater than 10 years	2,451	2,479
	$ 58,566	$ 59,211

At January 30, 2010 and January 31, 2009, $26,634 and $29,328 of available-for-sale securities and $40,179 and $22,795 of held-to-maturity investments are classified in long-term investments. Trading securities are held in a Rabbi Trust, intended to fund the Company's deferred compensation plan, and are classified in long-term investments.

The Company's investments in auction-rate securities ("ARS") are classified as available-for-sale and reported at fair market value. As of January 30, 2010, the reported investment amount is net of $1,258 of temporary impairment and $2,699 of other-than-temporary impairment ("OTTI") to account for the impairment of certain securities from their stated par value. The $1,258 temporary impairment is reported, net of tax, as an "accumulated other comprehensive loss" of $793 in stockholders' equity as of January 30, 2010. For the investments considered temporarily impaired, the Company believes that these ARS can be successfully redeemed or liquidated through future auctions at par value plus accrued interest. The Company believes it has the ability and maintains its intent to hold these investments until such recovery of market value occurs; therefore, the Company believes the current lack of liquidity has created the temporary impairment in valuation.

As of January 30, 2010, the Company had $24,775 invested in ARS and $2,000 invested in preferred securities, at par value, which are reported at their estimated fair value of $22,792 and $26, respectively. As of January 31, 2009, the Company had $35,495 invested in ARS and $2,000 invested in preferred securities, which were reported at their estimated fair value of $30,278 and $600, respectively. ARS have a long-term stated maturity, but are reset through a "dutch auction" process that occurs every 7 to 49 days, depending on the terms of the individual security. Until February 2008, the ARS market was highly liquid. During February 2008, however, a significant number of auctions related to these securities failed, meaning that there was not enough demand to sell the entire issue at auction. The failed auctions have limited the current liquidity of certain of the Company's investments in ARS and the Company has reason to believe that certain of the underlying issuers of its ARS are currently at risk. The Company does not, however, anticipate that further auction failures will have a material impact on the Company's ability to fund its business. During fiscal 2009, the Company was able to successfully liquidate $5,320 of its investments in ARS at par value. The Company also liquidated investments in preferred securities that were valued at $2,217 ($5,400 at par value) as of January 31, 2009 for $3,933, and recorded a gain of $1,716 in the statement of income for the fiscal year ended January 30, 2010. The Company reviews all investments for OTTI at least quarterly or as indicators of impairment exist and added $725 to OTTI during the fourth quarter of fiscal 2009. Indicators of impairment include the duration and severity of decline in market value. In addition, the Company considers qualitative factors including, but not limited to, the financial condition of the investee, the credit rating of the investee, and the current and expected market and industry conditions in which the investee operates.

As of January 30, 2010, $1,350 of the Company's investment in ARS and preferred securities was classified in short-term investments, due to known or anticipated subsequent redemptions, and $21,468 was classified in long-term investments. As of January 31, 2009, $1,550 of the Company's investment in ARS and preferred securities was classified in short-term investments and $29,328 was classified in long-term investments.

C. FAIR VALUE MEASURMENTS

As defined by FASB ASC 820, *Fair Value Measurements and Disclosures*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities. Short-term and long-term investments with active markets or known redemption values are reported at fair value utilizing Level 1 inputs.
- Level 2 – Observable market-based inputs (either directly or indirectly) such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or inputs that are corroborated by market data.
- Level 3 – Unobservable inputs that are not corroborated by market data and are projections, estimates, or interpretations that are supported by little or no market activity and are significant to the fair value of the assets. The Company has concluded that certain of its ARS represent Level 3 valuation and should be valued using a discounted cash flow analysis. The assumptions used in preparing the discounted cash flow model include estimates for interest rates, timing and amount of cash flows, and expected holding periods of the ARS.

As of January 30, 2010 and January 31, 2009, the Company held certain assets that are required to be measured at fair value on a recurring basis including available-for-sale and trading securities. The Company's available-for-sale securities include its investments in ARS, as further described in Note B. The failed auctions, beginning in February 2008, related to certain of the Company's investments in ARS have limited the availability of quoted market prices. The Company has determined the fair value of its ARS using Level 1 inputs for known or anticipated subsequent redemptions at par value, Level 2 inputs using observable inputs, and Level 3 using unobservable inputs where the following criteria were considered in estimating fair value:

- Pricing was provided by the custodian of ARS;
- Pricing was provided by a third-party broker for ARS;
- Sales of similar securities;
- Quoted prices for similar securities in active markets;
- Quoted prices for publicly traded preferred securities;
- Quoted prices for similar assets in markets that are not active - including markets where there are few transactions for the asset, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly;
- Pricing was provided by a third-party valuation consultant (using Level 3 inputs).

In addition, the Company considers other factors including, but not limited to, the financial condition of the investee, the credit rating, insurance, guarantees, collateral, cash flows, and the current and expected market and industry conditions in which the investee operates. Management believes it has used information that was reasonably obtainable in order to complete its valuation process and determine if the Company's investments in ARS had incurred any temporary and/or other-than-temporary impairment as of January 30, 2010 and January 31, 2009.

Future fluctuations in fair value of ARS that the Company judges to be temporary, including any recoveries of previous write-downs, would be recorded as an adjustment to "accumulated other comprehensive loss." The value and liquidity of ARS held by the Company may be affected by continued auction-rate failures, the credit quality of each security, the amount and timing of interest payments, the amount and timing of future principal payments, and the probability of full repayment of the principal. Additional indicators of impairment include the duration and severity of the decline in market value. The interest rates on these investments will be determined by the terms of each individual ARS. The material risks associated with the ARS held by the Company include those stated above as well as the current economic environment, downgrading of credit ratings on investments held, and the volatility of the entities backing each of the issues.

The Company's financial assets measured at fair value on a recurring basis subject to the disclosure requirements of FASB ASC 820 were as follows:

	Fair Value Measurements at Reporting Date Using			
January 30, 2010	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Available-for-sale securities				
Auction-rate securities	$ 1,261	$ 12,894	$ 8,637	$ 22,792
Municipal bonds	8,116	-	-	8,116
Preferred stock	26	-	-	26
Trading securities (including mutual funds)	5,957	-	-	5,957
Totals	$ 15,360	$ 12,894	$ 8,637	$ 36,891

	Fair Value Measurements at Reporting Date Using			
January 31, 2009	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Available-for-sale securities				
Auction-rate securities	$ 1,550	$ 21,468	$ 7,260	$ 30,278
Preferred stock	600	-	-	600
Trading securities (including mutual funds)	4,090	-	-	4,090
Totals	$ 6,240	$ 21,468	$ 7,260	$ 34,968

ARS, municipal bonds, and preferred securities included in Level 1 represent securities which have a known or anticipated upcoming redemption as of January 30, 2010 and those that have publicly traded quoted prices. ARS included in Level 2 represent securities which have not experienced a successful auction subsequent to February 2, 2008. The fair market value for these securities was determined by applying a discount to par value based on auction prices for similar securities and by utilizing a discounted cash flow model, using market-based inputs, to determine fair value. The Company used a discounted cash flow model to value its Level 3 investments, using estimates regarding recovery periods, yield, and liquidity. The assumptions used are subjective based upon management's judgment and views on current market conditions, and resulted in $739 of the Company's recorded temporary impairment and $725 of the OTTI as of January 30, 2010. The use of different assumptions would result in a different valuation and related temporary impairment charge.

Changes in the fair value of the Company's financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3), as defined in FASB ASC 820, are as follows:

	Fiscal Years Ended	
Available-for-Sale Auction-Rate Securities	**January 30, 2010**	**January 31, 2009**
Balance, beginning of year	$ 7,260	-
Total gains or losses (realized and unrealized):		
Included in net income	(725)	-
Included in other comprehensive income	(48)	(690)
Purchases, sales, issuances, and settlements (net)	(25)	-
Transfers in and/or out of Level 3	2,175	7,950
Balance, end of year	$ 8,637	$ 7,260

D. PROPERTY AND EQUIPMENT

	January 30, 2010	January 31, 2009
Land	$ 1,959	$ 1,170
Building and improvements	14,678	13,447
Office equipment	6,105	6,043
Transportation equipment	19,005	18,997
Leasehold improvements	119,941	111,544
Furniture and fixtures	110,579	96,778
Shipping/receiving equipment	15,783	10,294
Screenprinting equipment	111	111
Construction-in-progress	17,813	5,770
	$ 305,974	$ 264,154

E. FINANCING ARRANGEMENTS

The Company has available an unsecured line of credit of $17,500 of which $10,000 is available for letters of credit. During fiscal 2009, this line of credit was extended through July 31, 2012. Borrowings under the line of credit and letter of credit provide for interest to be paid at a rate equal to the prime rate as set by the Wells Fargo Bank, N.A. index on the date of the borrowings. There were no bank borrowings at January 30, 2010 and January 31, 2009. There were no bank borrowings during fiscal 2009, 2008, and 2007. The Company had outstanding letters of credit totaling $618 and $1,059 at January 30, 2010 and January 31, 2009, respectively.

F. INCOME TAXES

The provision for income taxes consists of:

	Fiscal Years Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Current income tax expense (benefit):			
Federal	$ 66,059	$ 52,905	$ 38,224
State	10,351	8,149	6,849
Deferred income tax expense (benefit):	414	(595)	(1,509)
Total	$ 76,824	$ 60,459	$ 43,564

Total income tax expense for the year varies from the amount which would be provided by applying the statutory income tax rate to earnings before income taxes. The primary reasons for this difference (expressed as a percent of pre-tax income) are as follows:

	Fiscal Years Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Statutory rate	35.0 %	35.0 %	35.0 %
State income tax effect	3.4	3.6	4.0
Tax exempt interest income	(0.3)	(1.0)	(2.0)
Other	(0.5)	(0.9)	(0.3)
Effective tax rate	37.6 %	36.7 %	36.7 %

Deferred income tax assets and liabilities are comprised of the following:

	January 30, 2010	January 31, 2009
Deferred income tax assets (liabilities):		
Inventory	$ 3,641	$ 3,681
Stock-based compensation	3,337	3,112
Accrued compensation	3,373	2,547
Accrued store operating costs	390	262
Unrealized loss on securities	2,021	2,847
Gift certificates redeemable	550	495
Allowance for doubtful accounts	13	17
Deferred rent liability	13,563	12,803
Property and equipment	(15,841)	(14,228)
Net deferred income tax asset	$ 11,047	$ 11,536

At January 30, 2010 and January 31, 2009, respectively, the net current deferred income tax assets of $7,396 and $7,085 are classified in "prepaid expenses and other assets." The net non-current deferred income tax assets of $3,651 and $4,451 are classified in "other assets" at January 30, 2010 and January 31, 2009, respectively. There are no unrecognized tax benefits to be recorded in the Company's financial statements at January 30, 2010 or January 31, 2009. The Company has no open examinations with the Internal Revenue Service and fiscal years 2006, 2007, 2008, and 2009 remain subject to examination by the Internal Revenue Service as well as state taxing authorities.

G. RELATED PARTY TRANSACTIONS

Included in other assets is a note receivable of $1,035 at January 30, 2010 and $1,005 at January 31, 2009, respectively, from a life insurance trust fund controlled by the Company's Chairman. The note was created over three years, beginning in July 1994, when the Company paid life insurance premiums of $200 each year for the Chairman on a personal policy. The note accrues interest at 5% of the principal balance per year and is to be paid from the life insurance proceeds. The note is secured by a life insurance policy on the Chairman.

H. COMMITMENTS

Leases - The Company conducts its operations in leased facilities under numerous non-cancelable operating leases expiring at various dates through fiscal 2021. Most of the Company's stores have lease terms of approximately ten years and generally do not contain renewal options. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing lease incentives and minimum rental expenses on a straight-line basis over the terms of the leases, the Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability on the balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense on the statements of income. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases on the statements of income. Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a contingent rent liability on the balance sheets and the corresponding rent expense when specified levels have been achieved or are reasonably probable to be achieved. Operating lease base rental expense for fiscal 2009, 2008, and 2007 was $45,805, $41,687, and $38,298, respectively. Most of the rental payments are based on a minimum annual rental plus a percentage of sales in excess of a specified amount. Percentage rents for fiscal 2009, 2008, and 2007 were $4,153, $3,202, and $1,159, respectively.

Total future minimum rental commitments under these operating leases with remaining lease terms in excess of one year as of January 30, 2010 are as follows:

Fiscal Year	Minimum Rental Commitments
2010	$ 49,006
2011	43,806
2012	39,313
2013	35,644
2014	31,592
Thereafter	104,595
Total minimum rental commitments	$ 303,956

Litigation - From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of these financial statements, the Company was not engaged in any legal proceedings that are expected, individually or in the aggregate, to have a material effect on the Company.

I. EMPLOYEE BENEFITS

The Company has a 401(k) profit sharing plan covering all eligible employees who elect to participate. Contributions to the plan are based upon the amount of the employees' deferrals and the employer's discretionary matching formula. The Company may contribute to the plan at its discretion. The total expense under the profit sharing plan was $1,130, $1,022, and $887 for fiscal years 2009, 2008, and 2007, respectively.

The Buckle, Inc. Deferred Compensation Plan covers the Company's executive officers. The plan is funded by participant contributions and a specified annual Company matching contribution not to exceed 6% of the participant's compensation. The Company's contributions were $428, $341, and $390 for fiscal years 2009, 2008, and 2007, respectively.

J. STOCK-BASED COMPENSATION

The Company has several stock option plans which allow for granting of stock options to employees, executives, and directors. The options are in the form of non-qualified stock options and are granted with an exercise price equal to the market value of the Company's common stock on the date of grant. The options generally expire ten years from the date of grant. The Company also has a restricted stock plan that allows for the granting of non-vested shares of common stock to employees and executives and a restricted stock plan that allows for the granting of non-vested shares of common stock to non-employee directors.

As of January 30, 2010, 641,748 shares were available for grant under the various stock option plans, of which 452,111 were available for grant to executive officers. Also as of January 30, 2010, 208,372 shares were available for grant under the various restricted stock plans, of which 129,248 were available for grant to executive officers.

The Company accounts for stock-based compensation in accordance with FASB ASC 718, *Compensation-Stock Compensation*. Compensation expense was recognized fiscal 2009, 2008, and 2007 for new awards, based on the grant date fair value, as well as for the portion of awards granted in fiscal years prior to FASB ASC 718 adoption that was not vested as of the beginning of fiscal 2006. The fair value of stock options is determined using the Black-Scholes option pricing model, while the fair value of grants of non-vested common stock awards is the stock price on the date of grant.

Information regarding the impact of stock-based compensation expense is as follows:

	Fiscal Years Ended		
	January 30, 2010	**January 31, 2009**	**February 2, 2008**
Stock-based compensation expense, before tax:			
Stock options	$ 175	$ 289	$ 293
Non-vested shares of common stock	4,988	4,879	3,886
Total stock-based compensation expense, before tax	$ 5,163	$ 5,168	$ 4,179
Total stock-based compensation expense, after tax	$ 3,253	$ 3,256	$ 2,633

FASB ASC 718 requires the benefits of tax deductions in excess of the compensation cost recognized for stock options exercised during the period to be classified as financing cash inflows. This amount is shown as "excess tax benefit from stock option exercises" on the statements of cash flows. For fiscal 2009, 2008, and 2007, the excess tax benefit realized from exercised stock options was $2,661, $11,268, and $7,744, respectively.

No stock options were granted during fiscal 2009. Stock options granted during fiscal 2008 and 2007 were granted under the Company's 1993 Director Stock Option Plan. Grants were made with an exercise price equal to the market value of the Company's common stock on the date of grant and a contractual term of ten years. Options granted under the 1993 Director Stock Option Plan typically vest over a period of three years.

The weighted average grant date fair value of options granted during the fiscal year was $8.41 and $8.54 per option for fiscal 2008 and 2007, respectively. The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal Years Ended	
	January 31, 2009	February 2, 2008
Risk-free interest rate *(1)*	3.10 %	4.80 %
Dividend yield *(2)*	2.40 %	2.40 %
Expected volatility *(3)*	33.00 %	39.00 %
Expected lives - years *(4)*	7.0	7.0

(1) Based on the U.S. Treasury yield curve in effect at the time of grant with a term consistent with the expected lives of stock options.
(2) Based on expected dividend yield as of the date of grant.
(3) Based on historical volatility of the Company's common stock over a period consistent with the expected lives of stock options.
(4) Based on historical and expected exercise behavior.

On September 15, 2008, the Board of Directors authorized a $3.00 per share ($2.00 per share after 3-for-2 stock split) special one-time cash dividend to be paid on October 27, 2008 to shareholders of record at the close of business on October 15, 2008. Additionally, on September 21, 2009, the Board of Directors authorized a $1.80 per share special one-time cash dividend to be paid on October 27, 2009 to shareholders of record at the close of business on October 15, 2009. To preserve the intrinsic value for option holders, the Board also approved on each occasion, pursuant to the terms of the Company's various stock option plans, a proportional adjustment to both the exercise price and the number of shares covered by each award for all outstanding stock options. This adjustment did not result in any incremental compensation expense.

A summary of the Company's stock-based compensation activity related to stock options for the fiscal year ended January 30, 2010 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding - beginning of year	1,635,163	$ 6.91		
Granted	-	-		
Other (1)	447	5.83		
Expired/forfeited	(5,069)	24.21		
Exercised	(278,430)	6.56		
Outstanding - end of year	1,352,111	$ 5.02	3.29 years	$ 34,237
Exercisable - end of year	1,331,816	$ 4.75	3.22 years	$ 34,076

(1) An adjustment was made to the exercise price and number of options outstanding for the special cash dividend paid during October 2009. "Other" represents additional options issued as a result of this adjustment in the third quarter of fiscal 2009.

The total intrinsic value of options exercised during fiscal 2009, 2008, and 2007, respectively, was $7,477, $35,447, and $23,135. As of January 30, 2010, there was $64 of unrecognized compensation expense related to non-vested stock options. It is expected that this expense will be recognized over a weighted average period of approximately 1.0 year.

Non-vested shares of common stock granted during fiscal 2007 and 2008 were granted pursuant to the Company's 2005 Restricted Stock Plan. Non-vested shares granted during fiscal 2009 were granted pursuant to the Company's 2005 Restricted Stock Plan and the Company's 2008 Director Restricted Stock Plan. Shares granted under the 2005 Plan typically vest over a period of four years, only upon certification by the Compensation Committee of the Board of Directors that the Company has achieved its pre-established performance targets for the fiscal year. Shares granted under the 2008 Director Plan vest 25% on the date of grant and then in equal portions on each of the first three anniversaries of the date of grant.

A summary of the Company's stock-based compensation activity related to grants of non-vested shares of common stock for the fiscal year ended January 30, 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-Vested - beginning of year	423,171	$ 23.84
Granted	243,800	21.20
Forfeited	(47,232)	22.66
Vested	(214,394)	22.14
Non-Vested - end of year	405,345	$ 23.29

As of January 30, 2010, there was $4,066 of unrecognized compensation expense related to grants of non-vested shares. It is expected that this expense will be recognized over a weighted average period of approximately 1.9 years. The total fair value of shares vested during fiscal 2009, 2008, and 2007 was $6,517, $5,128, and $4,398, respectively.

K. EARNINGS PER SHARE

The following table provides reconciliation between basic and diluted earnings per share:

	Fiscal Years Ended								
	January 30, 2010			January 31, 2009			February 2, 2008		
	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount	Income	Weighted Average Shares	Per Share Amount
Basic EPS									
Net income	$ 127,303	45,699	$ 2.79	$ 104,409	45,367	$ 2.30	$ 75,247	44,551	$ 1.69
Effect of Dilutive Securities									
Stock options and non-vested shares	-	993	(0.06)	-	1,207	(0.06)	-	1,703	(0.06)
Diluted EPS	$ 127,303	46,692	$ 2.73	$ 104,409	46,574	$ 2.24	$ 75,247	46,254	$ 1.63

Stock options to purchase 72,637 shares of common stock were not included in the computation of diluted earnings per share for fiscal 2008 because the options would be considered anti-dilutive. No stock options were deemed anti-dilutive and excluded from the computation of diluted earnings per share for either fiscal 2009 or 2007.

L. SEGMENT INFORMATION

The Company is a retailer of medium to better-priced casual apparel, footwear, and accessories. The Company operated 401 stores located in 41 states throughout the continental United States as of January 30, 2010. The Company operates its business as one segment.

The following is information regarding the Company's major product lines and is stated as a percentage of the Company's net sales:

	Fiscal Years Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Denims	42.9 %	41.4 %	43.2 %
Tops (including sweaters)	36.7	39.0	36.1
Accessories	7.7	7.7	7.7
Sportswear/fashions	5.0	4.6	4.3
Footwear	4.7	4.6	5.6
Outerwear	2.5	2.0	2.0
Casual bottoms	0.4	0.6	1.0
Other	0.1	0.1	0.1
	100.0 %	100.0 %	100.0 %

M. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected unaudited quarterly financial information for fiscal 2009 and 2008 are as follows:

	Quarter			
Fiscal 2009	First	Second	Third	Fourth
Net sales	$ 199,697	$ 192,906	$ 231,238	$ 274,446
Gross profit	$ 86,703	$ 82,278	$ 102,117	$ 129,521
Net income	$ 26,862	$ 24,994	$ 33,305	$ 42,142
Basic earnings per share	$ 0.59	$ 0.55	$ 0.73	$ 0.92
Diluted earnings per share	$ 0.58	$ 0.54	$ 0.71	$ 0.90

	Quarter			
Fiscal 2008	First	Second	Third	Fourth
Net sales	$ 160,300	$ 169,765	$ 210,567	$ 251,414
Gross profit	$ 65,622	$ 70,268	$ 91,805	$ 115,793
Net income	$ 18,717	$ 22,276	$ 29,076	$ 34,340
Basic earnings per share	$ 0.42	$ 0.49	$ 0.64	$ 0.75
Diluted earnings per share	$ 0.41	$ 0.48	$ 0.62	$ 0.74

Basic and diluted shares outstanding are computed independently for each of the quarters presented and, therefore, may not sum to the totals for the year.

ITEM 9 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A - CONTROLS AND PROCEDURES

The Company maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that material information, which is required to be timely disclosed, is accumulated and communicated to management in a timely manner. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) was performed as of the end of the period covered by this report. This evaluation was performed under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in the Company's reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and are effective to provide reasonable assurance that such information is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms.

Change in Internal Control Over Financial Reporting – There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting – Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United State of America ("GAAP").

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of January 30, 2010, based on the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in their *Internal Control–Integrated Framework.* In making its assessment of internal control over financial reporting, management has concluded that the Company's internal control over financial reporting was effective as of January 30, 2010.

The Company's independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of the Company's internal control over financial reporting. Their report appears herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
The Buckle, Inc.
Kearney, Nebraska

We have audited the internal control over financial reporting of The Buckle, Inc. (the "Company") as of January 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 30, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements and financial statement schedule as of and for the fiscal year ended January 30, 2010, of the Company and our report dated March 31, 2010 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Omaha, Nebraska
March 31, 2010

ITEM 9B – OTHER INFORMATION

As required by Section 303A of the New York Stock Exchange's Corporate Governance Standards, the Company's Chief Executive Officer submitted a certification to the New York Stock Exchange in fiscal 2009 that he was not aware of any violation by the Company of the New York Stock Exchange's Corporate Governance Standards as of the date of the certification, June 29, 2009.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this item appears under the captions "Executive Officers of the Company" appearing on pages 10 and 11 of this report and "Election of Directors" in the Company's Proxy Statement for its 2010 Annual Shareholders' Meeting and is incorporated by reference.

ITEM 11- EXECUTIVE COMPENSATION

Information required by this item appears under the following captions in the Company's Proxy Statement for its 2010 Annual Shareholders' Meeting and is incorporated by reference: "Executive Compensation," "Director Compensation" (included under the "Election of Directors" section), and "Report of the Audit Committee."

ITEM 12 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item appears under the captions "Beneficial Ownership of Common Stock" and "Election of Directors" in the Company's Proxy Statement for its 2010 Annual Shareholders' Meeting and in the Notes to Financial Statements under Footnote J on pages 46 to 48 of this report and is incorporated by reference.

ITEM 13 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item appears under the captions "Independence" and "Related Party Transactions" (included under the "Election of Directors" section) in the Company's Proxy for its 2010 Annual Shareholders' Meeting and is incorporated by reference.

ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding the fees billed by our independent registered public accounting firm and the nature of services comprising the fees for each of the two most recent fiscal years is set forth under the caption "Ratification of Independent Registered Public Accounting Firm" in the Company's Proxy Statement for its 2010 Annual Shareholders' Meeting and is incorporated by reference.

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

(a) Financial Statement Schedule

Valuation and Qualifying Account. This schedule is on page 54.

All other schedules are omitted because they are not applicable or the required information is presented in the financial statements or notes thereto.

(b) Exhibits

See index to exhibits on pages 55 and 56.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BUCKLE, INC.

Date: March 31, 2010

By: /s/ DENNIS H. NELSON
Dennis H. Nelson,
President and Chief Executive Officer

Date: March 31, 2010

By: /s/ KAREN B. RHOADS
Karen B. Rhoads,
Vice President of Finance, Treasurer,
and Principal Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 31st day of March, 2010.

/s/ DANIEL J. HIRSCHFELD
Daniel J. Hirschfeld
Chairman of the Board and Director

/s/ BILL L .FAIRFIELD
Bill L. Fairfield
Director

/s/ DENNIS H. NELSON
Dennis H. Nelson
President and Chief Executive Officer
and Director

Bruce L. Hoberman
Director

/s/ KAREN B. RHOADS
Karen B. Rhoads
Vice President of Finance and
Principal Accounting Officer and Director

Michael Huss
Director

/s/ JOHN P. PEETZ
John P. Peetz, III
Director

/s/ JAMES E. SHADA
James E. Shada
Director

Robert E. Campbell
Director

SCHEDULE II - Valuation and Qualifying Accounts and Reserves

	Allowance for Doubtful Accounts
Balance February 4, 2007	$ 72,000
Amounts charged to costs and expenses	328,377
Write-off of uncollectible accounts	(338,377)
Balance, February 2, 2008	62,000
Amounts charged to costs and expenses	275,558
Write-off of uncollectible accounts	(291,558)
Balance, January 31, 2009	46,000
Amounts charged to costs and expenses	358,065
Write-off of uncollectible accounts	(369,065)
Balance, January 30, 2010	$ 35,000

INDEX TO EXHIBITS

	Exhibits		Page Number or Incorporation by Reference to
(3)	Articles of Incorporation and By-Laws.		
	(3.1)	Articles of Incorporation of The Buckle, Inc. as amended	Exhibit 3.1 to Form S-1 No. 33-46294
	(3.1.1)	Amendment to the Articles of Incorporation of The Buckle, Inc.	
	(3.2)	By-Laws of The Buckle, Inc.	Exhibit 3.2 to Form S-1 No. 33-46294
	(4)	Instruments defining the rights of security holders, including indentures	
	(4.1)	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and By-laws of the Registrant defining rights of holders of Common Stock of the registrant	
	(4.2)	Form of stock certificate for Common Stock	Exhibit 4.1 to Form S-1 No. 33-46294
(9)	Not applicable		
(10)	Material Contracts		
	(10.1)	Acknowledgment for Dennis H. Nelson dated March 22, 2010 (*)	
	(10.2)	Acknowledgment for Karen B. Rhoads dated March 22, 2010 (*)	
	(10.3)	Acknowledgment for Brett P. Milkie dated March 22, 2010 (*)	
	(10.4)	Acknowledgment for Patricia K. Whisler dated March 22, 2010 (*)	
	(10.5)	Acknowledgment for Kari G. Smith dated March 22, 2010 (*)	
	(10.6)	Cash or Deferred Profit Sharing Plan	Exhibit 10.10 to Form S-1 No. 33-46294
	(10.6.1)	Non-Qualified Deferred Compensation Plan	
	(10.7)	Revolving Line of Credit Note and Second Amendment to Credit Agreement, dated July 31, 2009 between The Buckle, Inc. and Wells Fargo Bank, N.A. for a $17.5 million line of credit	Exhibit 10.7 to Form 10-K filed for the fiscal year ended January 30, 2010
	(10.8)	1993 Director Stock Option Plan Amended and Restated (*)	Exhibit B to Proxy Statement for Annual Meeting held June 2, 2006
	(10.9)	1997 Executive Stock Option Plan (*)	Exhibit B to Proxy Statement for Annual Meeting held May 28, 1998
	(10.10)	1998 Restricted Stock Plan (*)	Exhibit C to Proxy Statement for Annual Meeting held May 28, 1998

(10.11)	2005 Restricted Stock Plan (*)	Exhibit B to Proxy Statement for Annual Meeting held June 2, 2005
(10.12)	2008 Management Incentive Plan (*)	Exhibit A to Proxy Statement for Annual Meeting held May 28, 2008
(10.13)	2008 Director Restricted Stock Plan (*)	Exhibit B to Proxy Statement For Annual Meeting held May 28, 2008
(10.14)	2009 Management Incentive Plan (*)	Exhibit A to Proxy Statement for Annual Meeting held May 29, 2009

(11) Not applicable

(12) Not applicable

(13) Not applicable

(14) Not applicable

(16) Not applicable

(18) Not applicable

(19) Not applicable

(21) Not applicable

(22) Not applicable

(23) Consent of Deloitte & Touche LLP

(25) Not applicable

(28) Not applicable

(31a) Certification Pursuant to Rule 13a-14(a) or 15d-14(a) Under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(31b) Certification Pursuant to Rule 13a-14(a) or 15d-14(a) Under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(32) Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(*) Denotes management contract or compensatory plan or arrangement.

CORPORATE INFORMATION

DATE FOUNDED
1948

NUMBER OF EMPLOYEES
7,000

STOCK TRANSFER AGENT AND REGISTRAR
Computershare Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3023
(800) 884-4225

STOCK EXCHANGE LISTING
New York Stock Exchange, Trading Symbol: BKE

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Omaha, Nebraska

ANNUAL MEETING
The Annual Meeting of Shareholders is scheduled for 10:00 am. CDT Friday, June 4, 2010 in Kearney, Nebraska

FORM 10-K
A copy of the form 10-K is available to shareholders without charge upon written request to:
Karen B. Rhoads
Vice President of Finance
The Buckle, Inc.
P.O. Box 1480
Kearney, Nebraska 68848-1480

TRADEMARKS
BUCKLE, THE BUCKLE, RECLAIM, and BKE are trademarks of The Buckle, Inc., which is registered in the United States

BOARD OF DIRECTORS

Daniel J. Hirschfeld
Chairman of the Board

Dennis H. Nelson
President
and Chief Executive Officer

Karen B. Rhoads
Vice President of Finance, Treasurer,
and Chief Financial Officer

James E. Shada

John P. Peetz, III
Executive Vice President
and Chief Operating Officer,
Crete Carrier Corporation

Bill L. Fairfield
Chief Executive Officer, infoGROUP
and Director, MSI, Inc.

Robert E. Campbell
President and Operating Manager, Miller & Paine, LLC
and Director of Development, Madonna Foundation

Bruce L. Hoberman
Chief Executive Officer, Proxibid, Inc.

Michael E. Huss
General Counsel, Mutual of Omaha Bank
and Deputy General Counsel and Corporate Secretary,
Mutual of Omaha Companies

EXECUTIVE OFFICERS

Dennis H. Nelson
President
and Chief Executive Officer

Karen B. Rhoads
Vice President of Finance, Treasurer,
and Chief Financial Officer

Kari G. Smith
Vice President of Sales

Brett P. Milkie
Vice President of Leasing

Patricia K. Whisler
Vice President of Women's Merchandising

Robert M. Carlberg
Vice President of Men's Merchandising

Kyle L. Hanson
Corporate Secretary and General Counsel


Buckle
buckle.com

Buckle Corporate Office
2407 W. 24th Street
Kearney, NE 68845
308.236.8491


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